SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB/A-1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUER UNDER SECTION 12 (b) OR
                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                          AMERICAN FIRE RETARDANT CORP.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


         NEVADA                                              88-0386245
--------------------------------                       ---------------------
(State of other Jurisdiction of                        (I.R.S. Employer
Incorporation of Organization)                         Identification Number)

                                     0-26261
                                 -------------
                                 (SEC File No.)

9337 Bond Avenue, El Cajon, CA                                92021
------------------------------                         ---------------------
 (Address of principal offices)                            (Zip Code)


Registrant's Telephone Number, Including Area Code:     (619) 390-6888
                                                       ---------------------

Securities to be registered pursuant to Section 12 (b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, 0.001 Par Value
                          -----------------------------
                                (Title of Class)

DOCUMENTS INCORPORATED BY REFERENCE: See Exhibit Index herein.

                                     PART I.

Item 1.  Description of Business
         -----------------------

(a)      Business Development.

     American Fire Retardant Corporation, a Nevada corporation, ("American Fire" or the "Company") is a fire protection company that specializes in fire prevention and fire containment. The Company is in the business of developing, manufacturing and marketing a unique line of interior and exterior fire retardant chemicals and provides fire resistive finishing services through the company's "Textile Processing Center" for commercial users. The Company also specializes in designing new technology for future fire resistive applications that are being mandated by local, state and governmental agencies. As specialists in fire safe systems, the Company is active in the construction industry as sub-contractors for fire stop and fire film installations.

     The Company  originally  commenced  operations as American  Fire  Retardant
Corporation, a corporation organized under the laws of the State of Florida ("AFRC Florida") on November 20, 1992.

     On June 1, 1993 the board of Directors of AFRC Florida unanimously agreed to incorporate in the State of Louisiana, as a separate and distinct entity having the same shareholders of AFRC Florida.

     On June 29, 1993 American Fire Retardant Corporation, a Louisiana Corporation ("AFRC Louisiana") was formed. AFRC Louisiana was initially authorized to issue a total of 1,000 shares of common stock, without par value.

     On March 4, 1994, AFRC Florida qualified to do business in the State of California under the name American Fire Retardant Corporation.

     In August 1994, the facility operated in Florida by AFRC Florida was closed, but continued to maintain its good standing status within the State of Florida.

     The Board of Directors of AFRC Wyoming unanimously resolved on December 30, 1996 pursuant to Section 17-6-1002 of the Wyoming Business Corporation Act, to amend the Articles of Incorporation to increase its authorized capital from 1,000 shares of common stock to an unlimited number of shares of common stock, without par value.

     In April 1995, a group of individuals doing business as The MCM Group, comprised of Thomas Mahoney, James Mahoney and Richard Mahoney, none of which were affiliated with the Company, proposed to raise capital for AFRC Louisiana. The MCM Group as consultants to AFRC Louisiana advised and proposed that the Company form a Wyoming corporation and reincorporate in the State of Wyoming.

     On April 7, 1995, the MCM Group arranged for the sale of 152,291 post-reverse split adjusted shares of the Common Stock of AFRC Louisiana, to FIRE Firepro Corporation of America, a Nevada Corporation, in consideration of $12,500.

     On June 15, 1995, by unanimous consent of the shareholders of both AFRC Florida and AFRC Louisiana, it was adopted that a new corporation be formed in the State of Wyoming under the name American Fire Retardant Corporation ("AFRC Wyoming"). The new Wyoming corporation, AFRC Wyoming would acquire all the issued and outstanding shares from the shareholders of AFRC Florida and AFRC
Louisiana, in exchange for newly issued shares of AFRC Wyoming, whereby AFRC Florida and AFRC Louisiana would be wholly owned subsidiaries of AFRC Wyoming, the predecessor to the Company.

     On July 24, 1995, AFRC Wyoming applied for and received approval from the State of Wyoming to be domesticated in Wyoming without any break in the corporate existence.

     On July 25, 1995 AFRC Wyoming undertook a private placement under which The MCM Group proposed to raise a total of $500,000 through the sale of 83,333 post-reverse split adjusted shares of the Common Stock of AFRC Wyoming. As part of the private placement, the AFRC Wyoming Shareholders agreed to give up and make available as an additional incentive to investors, if needed, up to 42,875 post-reverse split adjusted shares based on the pro rata amount of funds raised by the MCM Group.

     Between July 1995 and November 1995, The MCM Group raised a total of $155,000 through the sale of 25,833 post-reverse split adjusted shares of AFRC Wyoming Common stock to the following individuals:


                                        Post Reverse Split Adjusted
                                        ----------------------------
                                        Price per
Name                     Investment     Shares         Shares
------------------------------------------------------------------------------------------------
John H. Smith Jr.        $100,000       $6.00          16,667 post-reverse split adjusted shares
Thomas W. Fell Jr.       $ 25,000       $6.00           4,167 post-reverse split adjusted shares
Martin A. Chase          $ 10,000       $6.00           1,667 post-reverse split adjusted shares
Robert L. Gipe           $ 10,000       $6.00           1,666 post-reverse split adjusted shares
John Elizalde            $ 10,000       $6.00           1,666 post-reverse split adjusted shares


     Because AFRC Wyoming and the MCM Group was having difficulty raising capital under the private placement and AFRC Wyoming was in need of capital, in order to secure the investment of John H. Smith Jr., the AFRC Wyoming shareholders as a group agreed to and did, for the benefit of the Company to transferred a total of 25,000 post-reverse split adjusted shares of Common Stock owned by them, to Mr. Smith as an incentive for Mr. Smith for make the $100,000 investment in the Company.

     The private placement was terminated by AFRC Wyoming on December 15, 1995 on the grounds that the MCM Group had not produced the desired results. As a result of the April 7, 1995 purchase of 152,291 post-reverse split shares by Firepro Corporation of America and the July 25, 1995 private placement undertaken by the MCM Group under which a total of 25,833 post-reverse split shares were sold, the Company it's reincorporated status as a Wyoming Corporation issued a total of 178,125 post-reverse split adjusted shares. Additionally, a total of 25,000 post-reverse split adjusted shares were transferred by the existing AFRC Wyoming Shareholders to Mr. John H. Smith Jr. as set forth above.

     Pursuant to the terms of the private placement and the agreement between AFRC Wyoming and The MCM Group, AFRC paid the MCM Group $24,000 representing their commission and expenses under the private placement.

     In January 1998, the company began to develop a restructuring plan for the Company which included the assessment of the jurisdictions where the Company presently conducted business and where the Company intended to pursue additional business and the appropriate jurisdiction for the domicile of the company. The company determined that as the company was not conducting any business in the State of Wyoming and was conducting business in the State of Nevada, intended on pursuing further business activities in the state of Nevada and the corporate laws of the state of Nevada were favorable and flexible, that as part of the company's restructuring plans, it was in the best interest of the corporation and its shareholders, as part of the consolidation of its subsidiaries and the Company's restructuring, to reincorporate and change its domicile from the State of Wyoming to that of the State of Nevada.

     Accordingly, in January 1998, as part of the plan restructuring and ultimate re-incorporation and change of the domicile of the Company, AFRC Wyoming formed AFRC Nevada (i.e. the present Company). AFRC Nevada is authorized to issue a total of 25,000,000 shares of common stock, $0.001 par value. A copy of the Articles of Incorporation as filed with the Secretary of State of Nevada are attached hereto and incorporated herein by reference. See Exhibit Index,
Part III.

     The Board of Directors of AFRC Wyoming unanimously resolved on September 3, 1998 to effect a one-for-twelve (1-for-12) reverse stock split of all issued and outstanding shares of the common stock of the Company as of September 1, 1998. At a special meeting of the shareholders of the Company held on September 29, 1998, the shareholders approved the reverse stock split.

     On March 17, 1999, at a special meeting of the shareholders of the Company, the shareholders authorized the restructuring of the Company to simplify its corporate structure by:

     (1) Merging its wholly owned subsidiary, AFRC Louisiana into AFRC Wyoming, whereupon the separate corporate existence of AFRC Louisiana would cease;

     (2) Merging its wholly owned subsidiary, AFRC Florida into AFRC Wyoming, whereupon the separate corporate existence of AFRC Florida would cease;

     The shareholders further authorized the Company to change its domicile to the state of Nevada through the merger of the Company (i.e., AFRC Wyoming) with and into AFRC Nevada, with no change in the nature of the business or management of the Company and no dilution to the shareholders or change in the shareholdings of the Company.

     The Merger of AFRC Louisiana, with and into its parent AFRC Wyoming was completed on March 25, 1999. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See
Exhibit Index, Part III.

     The Merger of AFRC Florida, with and into its parent AFRC Wyoming was completed on March 25, 1999. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See
Exhibit Index, Part III.

     On March 31, 1999, as the final step of the restructuring of the Company, the merger of AFRC Wyoming, the parent with and into AFRC Nevada, for the sole purpose of changing the domicile of the Company from that of Wyoming to that of Nevada was completed. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See
Exhibit Index, Part III.

     On April 14, 1999, the Company qualified as a foreign corporation in the State of Florida. A copy of the Application by Foreign Corporation for Authorization to Transact Business in Florida whereby the Company qualified to do business in the State of Florida is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 15, 1999, the Company qualified as a foreign corporation in the State of Louisiana. A copy of the Application for Certificate of Authority to Transact Business in Louisiana whereby the Company qualified to do business in the State of Louisiana is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 20, 1999, the Company qualified as a foreign corporation in the State of California. A copy of the Statement and Designation by Foreign Corporation whereby the Company qualified to do business in the State of California is attached hereto and is incorporated herein by this reference. See
Exhibit Index, Part III.

     On April 21, 1999, the Company qualified as a foreign corporation in the State of Colorado. A copy of the Application for Authority whereby the Company qualified to do business in the State of Colorado is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 6, 1999, the Company applied for qualification as a foreign corporation in the State of Mississippi. A copy of the Application for Certificate of Authority whereby the Company qualified to do business in the State of Mississippi is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On June 1, 1999, the Company by written consent of its shareholders, Restated the By-laws of the Company. A copy of the Restated By-laws of the Company are attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

(b) Business of issuer

     (1) Principal products, services and markets for the Company.

     The Company's initial product, which has now become obsolete and is not utilized or sold, was developed in 1979 by P.T.E. Industries. In March of 1988, Stephen Owens began his employment with P.T.E. Industries as Vice President in charge of Sales and Marketing. In late 1991, the president and founder of P.T.E. Industries, retired at the age of 71 and granted Stephen Owens the right to market this product. In 1992, AFRC Florida was incorporated and the Company began its developmental journey to develop new formulations that safely and effectively inhibit combustion and flame propagation in a wide variety of textile fabrics. In 1993 the Company began to expand its growth potential in the field of fire retarding textile fabrics for both industrial and commercial applications in the market place.

     In September 1993 the Company expanded its operation to the West Coast by the acquisition of the assets of San Diego Flameproofing, for the contract fee of $30,000.00, payments were in 12 monthly installments of $2,500.00. This asset purchase allowed the company to establish an existing base of operations in order to take advantage of the California market place and stringent fire code enforcement.

     In 1995, the Company entered into the field of fire stop systems in the construction industry, while establishing its credibility with the fire service and increasing the Company's client base. In October 1995, the Company purchased the assets of "Fabric Protection", a fire resistive fabric company in Huntington Beach, California for a contract fee of $40,000.00, with $5,000.00 down and balance paid out in 13 installments of $2,692.00.

     In November 1998, the Company purchased the formulation 238, an exterior fire retardant compound for the contract fee of $45,000.00, with $20,000 down and balance paid out in 5 installments of $5,000.00.

     At the Company's inception, numerous products were created from the company's own research and development. The company does not presently have an active research and development department.

                            KEY PRODUCTS AND SERVICES
                            -------------------------

     The Company offers a wide range of products and services. The Company is actively engaged in the following operations which is divided into three areas of sales income:

     (1) Manufacturer of Fire Retardant Chemicals and Coatings. The Company has several proprietary formulations. Raw materials are ordered from several supply sources, such as B. F. Goodrich, Van Waters & Rogers, and Albright & Wilson. With precise mixing instructions these formulations are made into fire retardant chemicals for resale and in-house use for fire retarding fabrics and other products.

     (2) Textile Processing Center for Fire Resistive Fabrics. The Company fire retards fabrics for commercial customers. The company's main clients are purchasing agents who are hired by major hotel chains to assist the hotels as "buyers" during new construction or refurbishing. These agents also work hand in hand with the interior designers on the projects. Because of the fire standards & codes that are enforced through city ordinances, it is mandatory for fabrics such as upholstery and drapes to meet the flammability requirements when installed in publicly used buildings. The clients fabrics are shipped to the Company's business location, processed to meet the necessary flammability standards and shipped to the clients desired location.

     (3) Firestop and Firefilm Installation. The Company is recognized by the State Contractors Board of California as a subcontractor in the field of Fireproofing - California License #729794. Firestop and Fire Film is a service the company offers in the new and retrofit construction industry.

     Chemicals
     ---------

     The Company's chemical sales have not proceeded as fast as they could due to the recent attention in handling the rapid increase in fire stop and firefilm sales. The central core of the Company has always been the chemical area of operations. The focus is manufacturing, marketing and distribution of the Company's current product lines. Chemicals consists of two different classes:

     (i)  Company  owned  -  where   American  Fire  is  the  owner  of  several
     formulations (both proprietary and patented) that the company manufactures and markets; and

     (ii) non-exclusive marketed products - where American Fire has agreements to market on a non-exclusive basis several fire retardant products that are owned by other entities.

                              Proprietary Products
                              --------------------

Fyberix(TM)2000V    this non-durable fire retardant compound is designed for use on textiles used in hospitals,  nursing homes,  hospices and
                    other   health   care   facilities   as   well   as  in  the
                    transportation and tourist industries, i.e. Cruise ships, aircraft, hotels, motels, restaurants, etc. It enables fabric to be fire resistive while maintaining a clean appearance with its anti-soiling agent and at the same time resists the growth bacteria, fungus, mites, etc. U.S. Patent
                    #5.631.047

Firextra(TM)1000    sold  in  either  concentrate  or  ready-to-use  form,  this proprietary product is the primary all-purpose, non-durable aqueous saline based fire retardant compound. It is used on almost every type of textile fabric- natural, synthetic, or blended; it may be used on unfinished wood and wood products as well as hay and paper; it is effective in treating leather and is used by the major leather tanners in the United States.

Fyberix(TM)2000     this proprietary formulation is an all-purpose,  non-durable
                    aqueous  saline  based  fire   retardant  and   anti-soiling
                    compound. It is designed for fabrics used as upholstery, drapery and curtain.

Firextra(TM)NS200   this proprietary  formulation is an all-purpose  non-durable and non-saline aqueous based fire retardant compound. It is used on almost every type of textile fabric natural, synthetic, or blended. It is especially useful for treating fabrics where chemical salt content could present problems.

Firextra(TM)4000    this proprietary formulation is an aqueous saline based fire retardant compound. It is designed to treat unfinished wood and wood products, thatch and bamboo. Wood products treated with this product should be kept indoors or away from weathering unless the surface has been sealed with a paint or sealant after application.

Firextra(TM)4135    this proprietary formulation is a non-durable aqueous saline based fire retardant compound. It is designed to treat spun woven polyester fabrics.

Firextra(TM)5000    this proprietary formulation is a non-durable aqueous saline based fire retardant compound. It is designed specifically for nylon fabrics.

Firextra(TM)UV-11   this  proprietary  and  highly  complex   formulation  is  a
                    concentrate that can be diluted with plain water or added to other fire retardant or soil protection compounds to afford an effective block against Ultra Violet "B" waves that cause color fading, fabric thread weakening and fabric aging.

Firextra(TM)FBC     this proprietary formulation is latex in an aqueous base. It
                    is  manufactured   for  the  company  by  a  major  chemical
                    manufacturing  company and can only be obtained from them by a coded  number.  The  product  is used on the back  side of hard-to-treat  textile  products.  In addition to  providing
                    fire   resistance  the  product  adds  fabric  strength  and
                    integrity to the fabric. B.F. Goodrich, is the major chemical supplier of Firextra FBC. The formula is the proprietary formulation of the B. F. Goodrich Company, which was created for the use of the Company. There is no contract with regard to the development by B.F. Goodrich of this formulation for the Company and the product can only be ordered by a confidential code number which was assigned to the Company by the B.F. Goodrich Company.

Firextra(TM)238     this  proprietary  formulation  is  an  acrylic  base  clear coating fire retardant compound. It is used on thatch, bamboo and other wood products that must be used outdoors and/or be exposed to the elements of weather. It must be re-applied every three years to maintain its integrity.

    Overall, AFRC's existing chemical product line is broad for today's marketplace which consist mainly of water based fire retardant chemicals. The Company's products are able to treat a wide variety of manufactured goods and with the addition of intumescent paints and other fire retardant coatings, we are now able to provide additional services to the customer.

     Intumescent is the property of swelling, enlarging or expanding, or bubbling up as with heat. Accordingly, in a fire the product softens and then expands to form a white, meringue-like layer, up to 100 mm (4 in.) thick which insulates the structure and protects the steel from fire.

     However, research and development is continually needed for the expansion of the Company's lines. Development of the next generation of fire retardant formulations is limited only by the need for a research staff at this time. Product development is necessary in order to progress and further develop products for the future. The Company's products either meet or exceed the various protocols as required by local, state and federal regulation. All products are thoroughly tested and certified by the State of California Fire Marshall's Office. In order to sell or market a fire retardant chemical in the State of California, each chemical must be tested by an outside laboratory for the chemicals use. All other states have the choice to utilize their own state's regulations or to adopt the standards mandated by the State of California which are the most restrictive. Therefore, because the Company follows California mandated rules which are the most restricted, the Company believes it to be in compliance. A copy of the test for flammability is sent to the State Fire Marshall's Office, along with a sample of the chemical, the fabric or item that the chemical is specifically designed to treat. Once the State Fire Marshall's Office has performed their own flammability test, they issue a certification number on the product.

     The success and reliability of the Company's increasing chemical product lines and new technology applications, is in the current market place, which is rapidly undergoing changes. The direction and emphasis is on the removal of the potential fire load and flame spread in structures. Statutes and fire codes are being formulated both in the United States and abroad that require more strict standards of flammability, heat and smoke generation, fuel contribution to fire, and the containment of any existing fire to it's area of origin.

     Textile Processing
     ------------------

     Since 1993, the Company has been successfully treating a wide variety of fabrics, and has become technical consultants in the field of topically treated yard goods and piece goods in the commercial industry. Due to the limited number of fire retardant consultants in the United States market place, commercial customers who are forced to comply with their local fire ordinances are told what they must comply with by their local inspectors, but not told how. For the past four years, the Company has been committed to assist in solving the client's fire ordinance problems. The Company's ability to successfully treat a wide variety of fabrics has been due to the ability to personally create and manufacture fire retardants to meet the hundreds of different fabric blends that are in the market place. Because of this success, most of the fabric business is through referrals from current customers. As more emphasis and manpower is placed on enforcing the stringent flammability codes for the use of textiles, the growth of the fabric processing division is expected to increase substantially. Currently, the only areas within the United States which require residential as well as commercial upholstered fabrics to be fire resistive is California, The City of Boston and The City of New York. All though there are not many states or cities that mandate the use of fire resistive fabrics, there are thousands of fire marshals, building inspectors and fire prevention inspectors who do enforce the California fire standards within their own jurisdictions. In California, according to The California Department of Forestry
(CDF)  and  The  State  of  California   Fire  Marshall's   Office,   there  are
approximately 450 CDF Peace Officers, 100 State Fire Inspectors, 200 Public Officers, 750 CDF Deputies and 3000 Fire Engineers and Captains. Information and data can be obtained through visiting the State Fire Marshall's Office:

     @www.fire.ca.gov/sfm_responsibilities.html

and by calling 916-445-8286 for statistics on the law enforcement personnel (as this is not published data).

     For four years the Company has used and is currently using a process called "topical coatings" to meet all current flammability standards. The Company believes that this process will become second to a new durable textile process that will be in demand within the next two years and will affect the fire retardant industry as a whole. The difference between these two processes are:

          Topical coatings - chemicals are applied to the surface of the fabrics and air dried. If the fabric is laundered, the treatment will wash out and re-treatment is necessary.

          Durable processing - chemicals are applied to fabrics that are absorbed into the fibers of the fabric and a controlled heat cure is used for drying. This locks the fire retardants into the fiber, which can withstand multiple washings.

     In May 1998, the Company was invited to speak to the Consumer Product Safety Commission, ("CPSC"), in Washington, D.C., with regards to a mandate being proposed for fire resistive upholstery fabrics in the United States. The CPSC issued an Advanced Notice of Proposed Rulemaking (CF94-01) regarding the small open flame standard for upholstered furniture in the United States. A complete and thorough report can be obtained through the "U.S. Consumer Product Safety Commission" at www.cpsc.gov/businfo/frnotices/fr98/retardant.html, under proposed rulings. Currently, the only areas within the United States that require residential as well as commercial upholstered furniture to be fire treated to meet fire testing is the State of California, The City of Boston and The City of New York. Outside of the United States, the United Kingdom has been the only producer of fire resistant upholstery for the last 10 years. The testimony from the advisors of the United Kingdom was the CPSC'S strongest source of information. The CPSC staff concluded that a national upholstered furniture flammability standard is feasible, cost effective and that there is no evidence of any possible hazards to humans from fire retardant chemicals that would be used to meet the standard. It was estimated by the CPSC that the net benefit of a national upholstered furniture flammability standard could approach $2.0 billion each year. The consensus is that legislation will be in force within the next 2 years.

     The Company has the durable technology and is planning to enter the durable fire resistive fabric marketplace within the next 2 years. Due to the cost of the durable processing equipment, the company is currently unable to enter the marketplace today. Currently, in the United States there are only a few small fire retardant firms using topical coatings. The number of fire retardant firms can be obtained from The State of California Fire Marshall's Office. According to the Thomas Register, there is less than 100 fire retardant and/or related firms throughout the United States that service the consumers. The Company knows of no major operations at this time that would be able to handle the potential volume when the CPSC legislation is in force.

     Current application of the Company's various fire retardant compounds are accomplished through the following procedures.

          (a) Textile processing for fire resistive fabric treatments are in bulk rolled goods (by the yard). Applications are designed for interior designers, hotels and purchasing agents, restaurants, hospitals, schools, business, etc.

          (b) Piece or finished goods, such as wood, mini-blinds, hay, costumes, thatch roofing, tents, artificial foliage, props, etc. applications cater to the theme park industry, theater sets, construction, exterior decorative materials for restaurants and bars, hotel interior scene designers, etc.

          (c) On site applications are required when customers have failed fire inspections and are forced to comply with the fire codes. When it is impossible for the customer to transport materials for treatment, our crews are sent on site to perform the application.

     Fire Stopping
     -------------

     Since the middle of the 1980's fire stopping of through wall penetrations of plumbing, electrical and other mechanical devices through fire rated walls and floor assemblies has become a major focus of fire safety and building officials. In the fall of 1995 the Company was asked to provide the services and materials to fire stop several large hotels on the Mississippi Gulf Coast. With each project satisfactorily completed came additional requests for bids on more construction projects. The Company is considered within the hotel/casino industry as a specialist-contractor in fire systems. The growth rate is such that the Company had to devote extra time and effort to maintaining stability. The Company works on fire stopping projects in the states of Alabama, Mississippi, Louisiana, California, Colorado, Florida, and Nevada. All of the building codes require that all buildings, with the exception of one and two family dwellings, must have firewalls and fire rated walls in certain areas to allow the occupants of those buildings to escape in the event of fire. No matter how the buildings are constructed; plumbing, electrical and mechanical devices must penetrate these firewalls and fire rated walls. When this occurs, the wall looses its integrity and materials must be used to reinstate the fire resistance integrity. These materials include fire rated silicone caulks, sealants, mineral wool, intumescent putty and putty pads, intumescent wraps, collars, alumna-silica blanket wraps, etc. Intumescent is the property of swelling, enlarging or expanding, or bubbling up as with heat. Accordingly, in a fire the product softens and then expands to form a white, meringue-like layer, up to 100 mm (4 in.) thick which insulates the structure and protects the steel from fire.

     The Company specializes in the installation of fire stopping materials. The Company's fire stop crews work directly under the general, electrical, mechanical or plumbing contractors. We are recognized as specialists in the fire safe field because our crews are trained and knowledgeable in fire codes. To relieve our customer's liability and reduce the possibility of delays due to failed inspections, the Company uses only those products which have been tested and listed by approved testing laboratories for the through wall penetration or construction gap to be fire stopped. Project submittal packages are provided by the Company showing the proper engineering diagram and the testing laboratory number for each type of through wall penetration, construction gap or special installation involved in the project. The project submittal packages are presented to the local building and fire inspectors, as well as, the general and subcontractors involved for review and approval before work is begun. Once the project submittal package has been approved and the contract signed, our trained and certified fire stop installation crews begin their work, coordinating with the other contractors involved to complete the project in the most efficient and timely manner possible.

     The Company has received their Nevada State Contractor's License #0046990, in order to take advantage of the fire stop projects that the Company has future work for. In addition, the Company markets A/D Fire Barrier Products, which are thoroughly tested to ASTM E-814 "Through Penetration Fire Stop Systems" and are listed by Underwriters Laboratories, Inc. ("UL"), Underwriter Laboratories of Canada ("ULC"), Factory Mutual ("FM"), and Warnock Hersey Testing Laboratories.

     Firefilm
     --------

     The Company has trained and certified crews in the application of A/D Firefilm. A/D Firefilm is a decorative, thin-film, intumescent fire protection for structural steel. It allows the designer to express the structure as an art form for interior locations in buildings where fire resistance ratings are required. In the past, steel beams and structural members could only be protected by boxing them in with gypsum board or by applying an unattractive cementatious fiber coating to them.

     Beneath the colorful surface, A/D Firefilm is a thin film coating that is an intumescent.

     Intumescent is the property of swelling, enlarging or expanding, or bubbling up as with heat. Accordingly, in a fire the product softens and then expands to form a white, meringue-like layer, up to 100 mm (4 in.) thick which insulates the structure and protects the steel from fire

     The second component of the system, the decorative topcoat, acts as a protective layer and serves as the attractive finish. A/D Firefilm has been tested and is certified by ULC and Warnock Hersey. Flammability ratings up to two hours were attained in accordance with CAN/ULC-S101 and ASTM-E119. CAN/ULC-S101 AND ASTM-E119 are two different fire test protocols or standards used to measure the strength and time the product must meet before it is approved for use in a commercial building. The product must hold back combustion
(fire) or the buy products of combustion, such as carbon monoxide and carbon dioxide for a definitive time period. The product could withstand 1, 2 or 3 hours of exposure to fire. To give a two-hour rating means that if an approved product is applied to the structure that meets the ASTM-E119 Standard, the structure will withstand two hours of direct heat before the integrity of the structure will begin to fail.

     THE MARKET
     ----------

     According to the National Fire Protection Agency (NFPA) a fire occurs somewhere in the United States every 15 seconds, resulting in an injury every 19 minutes and a death every 97 minutes. The statistical data obtained through the United States Fire Administration (USFA) and the Consumer Product Safety Commission (CPSC), reflects that in 1997 alone, there were over 406,500 residential fires, 3,390 deaths and 17,775 injuries, which caused in excess of $4.5 billion dollars in damages. The residential fire problem represents approximately 80 percent of all fire deaths and 75 percent of the injuries to civilians. Fire is the third leading cause of accidental death in the home. The true cost of fire in the United States is much greater than just the value of property destroyed by fire, perhaps as high as billions per year. Analysis of the growing costs of the major components of the total cost of fire is being given more consideration in setting new priorities by our government.

     All supporting data can be obtained through the United States Fire Administration, at:

     1.   www.usfa.fema.gov/nfdc/overall.html;
     2.   www.usfa.fema.gov/nfdc/statistics.html; and
     3.   www.usfa.fema.gov/nfdc/residential.html

     The Consumer Product Safety Commission at www.cpsc.gov/library/fire96.pdf.

     The National Fire Protection Association at www.nfpa.org/Codes/index.html.

     The market is rapidly undergoing changes through federal and state regulations and codes that are continuously being enforced in the United States. The direction and emphasis is on the removal of potential fire loads and flame spreads in structures. The market has incurred various problems, which include a lack of public awareness for the need of fire resistant materials and a lack of formal education for the enforcement personnel. The United States Fire Administration's National Fire Data Center states that mayors, city managers, school officials, the media, and the general public, are still largely unaware of the magnitude of the losses incurred by fire. Their lack of awareness and failure to realize the seriousness of fire to communities and the country are factors in keeping the U.S. fire problem one of the worst in the world per capita.

     The Company believes it has gained recognition in the field of fire retardant and fire stop technology. Due to the Company's involvement in assisting to educate the fire law enforcement, the company has received many referrals through this marketing approach for the company's fire stop services. In the past, the company has conducted various seminars for building officials, architects, and Fire Marshall's at their request.

     As part of the Company's marketing strategy, it is the company's intent to continue to assist in educating law enforcement agencies in becoming aware of the current laws and statutes that are in place. In order to penetrate the retail market and increase chemical and fire retardant service sales, the Company will hire outside salesmen and utilize distributors to accomplish full wholesale and retail distribution of the companies fire retardant product line within the next 18 months. Increasing the Company's research and development department, through the hiring of a textile chemist and building a full testing laboratory will assure the success in the development of new fire retardant chemicals to the market place.

     According to the 1998 Industrial Fabrics Magazine, the leather market worldwide is $3.5 to $4.5 billion annually of which 30% is finishing chemicals such as fire retardants and dyes. A large percent of the leather market is for aircraft. The F.A.A. (Federal Aviation Administration) mandates that all aircraft seats, wall coverings, etc. must meet the FAR 25.853 flammability standard. Therefore, fire retardants do comprise a part of the market for leather. The 50 domestic U.S. tanneries market an estimated 5% of the world market or $200 million annually.

     The Company believes that with an increase in its marketing ability, the products and technology can reach the world market. With the acquisition of two chemical companies, the market size is large and diverse. The markets include retailers, paint and coating suppliers, industrial manufacturers, distributors, field users such as contractors, contractor suppliers, thatch and bamboo wholesalers, silk foliage wholesalers, any many others. According to the Industrial Fabric Association, the fire retardant coatings market is estimated at $150 million and growing. As building and architectural codes become more stringent, the textile processing market is one of remarkable potential.

     Currently, in the United Kingdom, there are six firms that provide fire resistant coatings for the upholstery market. It is estimated that the finishers treat 25,590,500 linear yards per year at approximately $2.00 per yard. The fire resistive fabric industry is estimated at approximately $51.0 million annually. The United Kingdom has a population base of approximately 70 million people. In comparison to the United States population of approximately 260 million people, the ratio is 3.7 to 1. Therefore the estimates for the United States fire resistive fabrics for the upholstery industry alone could exceed $190.0 million annually. The company currently has two methods of distribution for this new market. (1) To treat the clients textiles at the Company's textile processing facility; and (2) To offer chemicals and technology to established clients, such as mills, tanneries, etc. so they may implement this process prior to or along with the production of their goods.

     (2) Distribution methods of products or services.

     Distribution of the company's products or services is relatively simple, as most new business comes by referrals and reputation. Orders or service needs are requested by phone, and distribution is through one of the company's two locations. Promotional costs and effective sales programs have to date limited the company's ability to expand this area. The company offers its products and services to a multiple cross section of industries, such as Institutional, Commercial, Industrial, Government, Manufacturers, Consumers, Independent Retailers and Certified Applicators. The majority of the company's clients are identified as end users of the products or services. In certain industries, companies that are considered end users have also been able to distribute the products for resale. The company established their web site in 1998 which can be found at www.americanfireretardant.com.

     Strategic Alliances
     -------------------

     On May 5, 1999, the Company entered into a Letter of Intent with Fabritek Industries LLC, a Connecticut Limited Liability Company ("Fabritek") to acquire Fabritek in a stock for stock exchange, upon the conversion of Fabritek to a corporation ("Fabritek Corp.") Fabritek is a venture stage organization, engaged in the business of developing fire protection and fire retardant products and applications in conjunction with Innovative Concepts Unlimited, Inc. ("ICU") and Prizmalite Industries, Inc. ("Prizmalite") ICU has granted to Fabritek the exclusive rights to utilize the technology developed by ICU relating to all products, applications, inventions and directly or indirectly associated with or related to flame retardant or protective coatings. Prizmalite has granted to Fabritek the exclusive rights to the micro particle technology directly or indirectly associated with or related to flame retardants, flame proofing and fire protection products and applications.

     Pursuant to the terms of the Letter of Intent, the Company will issue 800,000 shares of its Common Stock in exchange for all outstanding shares of Fabritek Corp., whereupon Fabritek Corp. shall become a wholly owned subsidiary of the Company. The Company and Fabritek are currently completing there respective Due Diligence and are negotiating the terms of a definitive Acquisition Agreement and Plan of Reorganization which is to be executed on or before May 31, 1999. On May 24, 1999, the Company and Fabritek entered in an Amendment to the Letter of Intent in order to provide additional time to complete their respective Due Diligence and to negotiate and execute definitive Acquisition Agreement and Plan of Reorganization. A copy of the Letter of Intent and Amendment to the Letter of Intent is attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

     According to the Amendment to the Letter of Intent the parties had until June 30, 1999 to complete their Due Diligence and executed a mutually acceptable definitive Acquisition Agreement. The deadline to execute said definitive Acquisition Agreement expired and the Company has chose not to proceed further.

     (3) Status of any publicly announced new product or service.

     The Company has not made any public announcements of new products or services offered by the Company.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition;

     There are several fire retardant companies in the U.S., offering the same types of products and are engaged in an ongoing fight for the market share. Among these are California Flame Proofing, Flamort and Flame Control. The Company's products are different in composition due to different proprietary ingredients, such as smoke inhibitors, rust inhibitors and anti-fungal properties (the Company's patented formulation). According to the Industrial Fabric Association, the fire retardant coatings market is estimated at $150 million and growing. As building and architectural codes become more stringent, the textile processing market is one of remarkable potential.

     The Company's largest competitors in the fabric finishing market are Kiesling and Hess, Texas Flameproofing and Schneider Banks. The Company has not promoted any marketing in this area due to the time that management has devoted to its other divisions. The majority of the work performed by finishers comes from the hotel industry for new and refurbishing installation projects. All of the Company's current customers were past customers of one of the above competitors. The advantage the Company has over all three of these competitors is the ability to treat diverse fabrics with little or no change in the fabrics dyes or feel to the touch of the hand, as a result of processing.

     The in-house tracking service offered by the Company is considered one of great importance to the customers. There are hundreds of rolls of fabrics that are sent to the Company for the fire retardant process on a weekly basis. In some cases, one customer or purchasing agent may be responsible for 4 different hotel projects. The agent has the fabric mill send all fabrics directly to the Company, which are side marked with what hotel and customer the fabric is for. The Company's computerized tracking of each clients fabrics, allows us to print a report on the date received by job name. In addition, it also indicates when the fabric was treated, shipped out and to whom.

     There are several competitors in the Company's fire stop division, but most are through other market segments. Currently, electrical, plumbing and mechanical contractors perform most fire stop installations. The advantages are that the Company specializes in fire stop systems, fire codes and statutes and is continuously aware of the constant changes being made in building codes, whereas, this is not a main focus for subcontractors. The Company saves the contractor time and money loss from failed inspections, deals directly with the building inspectors and provides approved submittals directly to the general contractor. The reputation the Company has in this market is its strongest asset today.

     (5) Sources and availability of raw materials and the names of principal suppliers.

     The company does not utilize any specialized raw materials and as such any and all materials and raw materials are readily available. The company is not aware of any problem that exist at present time or that is projected to occur with the near future that will materially affect the source and availability of raw materials which would be required by the company. The company currently purchases raw materials from Van Waters and Rogers, Morre-tech, Albright and Wilson, B.F.Goodrich and Great Lakes Chemical.

     (6) Dependence on one or a few major customers;

     In 1998 one job accounted to 12% of total sales. The Company feels that the because of the diversity of the applications and uses of the various products and services provided by the Company and the wide base of customers for such products and services, that this alleviates the dependence on one or more major customers. With the introduction of new fire laws, codes and regulations and the continuing growth in the new construction, retrofitting and refurbishing industry, the company will develop a wider base of customers.

     (7)  Patents,  trademarks,   licenses,  franchises,   concessions,  royalty
     agreements or labor contracts, including duration;

     The Company believes its chemical products and technology to be unique. The Company is also dedicated to the protection of its trade secrets through tight security, the advancement of the technology, and the establishment of strong patent protection. Therefore, the Company has retained legal counsel to develop and submit patent applications for its chemical products and technologies that the Company views as patented. To date one patent has been granted in the United States and one other patent application has been filed and is pending in the United States.

     A very brief summary of the categories covered by the patent which has been issued which relates to the application of the Company's compounds and products.

     Subject Matter of Issued Patent
     -------------------------------

     (1) Relates to compounds applied to porous materials, such as fabrics, wood, cardboard, and fiberboard, to protect the materials from various destructive and undesirable processes.

     (2) Relates to compounds applied to porous materials, especially fabrics of natural and synthetic materials used to make rugs, carpets, furniture coverings, and wall hangings, to protect against fire, soil and water damage, and virus and fungus growth.

     (3) Protects not only the materials to which it is applied but also protects persons in contact with the materials, by stopping fire and germ growth.

                              UNITED STATES PATENTS
                              ---------------------

     The Company has had one U.S. patent granted on its chemical products and has one additional patent application pending:

               Fyberix (TM)2000V            U.S. Patent #5.631.047
               Fyberix (TM)2000             Patent Pending #08.089793

                            COPYRIGHTS / TRADEMARKS
                            -----------------------

     The Company has a copyright on "Fire Retardant Applicator's Manual" certificate of registration number TX 3-878-798 and two trademarks, "Firextra(TM)" registration number 1,812,119 and "Fyberix(TM)" registration number 1,815,602.

                         LICENSE AND ROYALTY AGREEMENTS
                         ------------------------------

     June 24, 1997, American Fire Retardant Corporation, entered into a royalty agreement with Norman O. Houser, wherein American Fire will utilize Mr. Houser's vermecide compound for the companies patented 2000V formulation. The agreement grants Mr. Houser the sum of $0.75 per gallon on the sale of the companies Fyberix 2000V. Said royalties are to begin at the time of agreement. As of the date of this Registration Statement, the product has not entered the market place, so no royalties have been paid. Cancellation of this royalty agreement would occur if the company no longer used Mr. Houser's compound in the formulation. A copy of the Agreement with Mr. Houser is attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

                 RESEARCH, DEVELOPMENT AN INTELLECTUAL PROPERTY
                 ----------------------------------------------

     The Company's water-based chemical development stage has been completed. The fire retardant product line is constantly being evaluated and upgraded in keeping with the market demands, customer problems and new discoveries in field applications. In textile finishing, not all fabrics can be made fire resistive due to several different specialty blends. As in the United Kingdom, there will be problems with this and U.S. mills will began to discontinue those fabrics targeted for the upholstery industry and work closely with the fire resistive finishers in order to produce those fabrics that can easily be treated. This is where research and development into new chemical formulations and technology will come into its heaviest stage.

                                     Testing
                                     -------

     All of the Company's products have undergone vigorous testing to insure that they meet the flame resistance protocols for their applicable use. Properly treated materials have successfully passed the burn requirements of the following test protocols and more:

          (a)  retardancy
          (b)  toxicity
          (c)  corrosiveness
          (d)  resistance to staining
          (e)  static electricity reduction
          (f)  tensile strength

     The  fire  stop  and  firefilm   materials  have  been  tested  by  various
independent testing laboratories and pass the protocols that must be met for the various types of through wall/floor/ceiling assemblies.

     Over the past 5 years the Company has tested the chemical uses on many various materials through outside laboratories. The Company has over 100 different flammability test reports of various fabric blends performed by independent testing laboratories, such as United States Testing Laboratories, Textest, Better Fabrics Testing Bureau and many others. The Company is an active member of several fire protection-related organizations, including the National Fire Protection Association, International Fire Service Training Association, Associated General Contractors, The American Society for Testing and Materials, and The Industrial Fabric Association International.

     Each of the groups listed below are dedicated to public safety in the building environment. Their mission is to publicize a comprehensive and compatible regulatory system through consistent performance based regulations and building codes that are effective and meet government, industry and public needs. These codes are intended to be adopted by reference, as local and state laws governing construction or life safety. This is done by regulating buildings in which people live, congregate, and are confined; by controlling substances and products which may, in and of themselves or by their misuse, cause injuries, death, and destruction by fire.

     Except as specifically referenced below the Company is subject and adheres to the various pubic saftey standards on a day to day basis as part of its normal business operations.


          AMERICAN ASSOCIATION OF TEXTILE CHEMISTS AND COLORIST (AATCC)
          -------------------------------------------------------------
          AATCC33        Standard Tests for the Flammability of Clothing
                         Textiles
                         (ASTM D-1230; 16 CFR Part 1610)

          AATCC 34       Standard Tests for Fire Resistance of Textile Fabrics
                         (ASTM D-4372; CPAI 84; NFPA 701-89; California Title 19)

                   AMERICAN WOOD PRESERVERS ASSOCIATION (AWPA)
                   -------------------------------------------
          AWPA C-20      Structural Lumber-Fire Retardant Treatment By Pressure
                         Process (NFPA 703)

          AWPA C-27      Plywood-Fire Retardant Treatment by Pressure Process
                         (NFPA 703)

                AMERICAN SOCIETY FOR TESTING AND MATERIALS (ASTM)
                -------------------------------------------------
          ASTM D-1230    Standard Tests for the Flammability of Clothing Textiles
                         (AATCC 33; 16 CFR Part 1619)

          ASTM D-4372    Standard Specification for Flame Resistant Materials
                         used In Camping Tentage
                         (AATCC 34; CPAI 84; NFPA 701-89; California Title 19)

          ASTM E-84      Standard Test Method for Surface Burning Characteristics
                         of Building Materials
                         (NFPA 255; UBC 8-1/94; UL 723; Steiner Tunnel Test)

          ASTM E-108     Standard Test Method for Fire Tests of Roof Coverings
                         (NFPA 256)

          ASTM E-119     Standard  Test Methods for Fire Tests
                         of Building Construction and Materials (NFPA
                         257; UBC 7-1/94; UL 263)

          ASTM E-162     Standard Test Method for Surface Flammability of
                         Materials Using a Radiant Heat Energy Source

          ASTM E-163     Standard Method of Fire Tests of Window Assemblies
                         (NFPA 257; UBC 7-4/94)

          ASTM E-648     Standard  Test Method for Critical  Radiant Flux of Floor
                         Covering Systems Using a Radiant Heat Energy Source
                         (NFPA 253)

          ASTM E-814     Standard   Test   Method  for  Fire  Tests  of  Through
                         Penetration Fire Stops (UBF 7-5/94)

          ASTM E-1537    Standard Test Method for Fire Test of Real Scale
                         upholstered Furniture Items
                         (BFD TX-10; California TB 133; NFPA 266)

                                    Page 15


     The standards imposed by the Boston Fire department as set forth below would only be applicable to the Company if the Company was treating a product for use in the City of Boston (i.e. the application of the Company's product to a structure within the City of Boston).

      BOSTON FIRE DEPARTMENT: FIRE PREVENTION CODE ARTICLES VII, TX & XXXI
      --------------------------------------------------------------------
          BFD IX-1       Classification Fire Tests - curtains, drapes, cubicle
                         curtains, fabric coverings on walls and  space
                         dividing  panels  which  are not  bonded  to the
                         substrate surface, temporary enclosure materials,
                         tents and hanging decorations.

          BFD IX-10      Regulation on Upholstered Furniture
                         ASTM E-1537; California TB 133)


                CALIFORNIA HEALTH AND SAFETY CODE OF REGULATIONS
                ------------------------------------------------
          Cal Title 19   Vertical Flame Test for drapes, hangings, curtains, drops
                         all other decorative material, Christmas trees, tents,
                         awnings, fabric enclosures.
                         (AATCC 34; ASTM D-4372; CPAI 84; NFPA 701-89)

          Cal. TB-116    Standard of Fire Test for Cigarette Ignition Resistance
                         of Components of Furniture
                         (NFPA 260; UFAC)

          Cal. TB-117    Standard of Fire Test for Cigarette Ignition Resistance
                         of Upholstered Furniture Assemblies
                         NFPA 261; UFAC)

          Cal. TB-133    Standard of Fire Test for Seating Furniture in Public Buildings
                         (ASTM E-1537; BFD IX-10; NFPA 266)

     The following Code of Federal Regulations are standards applicable to the flammability of clothing, textiles carpets, rugs, mattresses and matress pads.
The Company is not current engaged in this market and as such is not subject to this regulations. If the Company were to enter these markets it would then be subject to compliance with these regulations.

                           CODE OF FEDERAL REGULATIONS
                           ---------------------------
          16 CFR 1610    Standard for the Flammability of Clothing Textiles
                         (AATCC 33; ASTM 1230)

          16 CFR 1611    Standard for the Flammability of Vinyl Plastic Film

          16 CFR 1615    Standard for the Flammability of Children's Sleepwear:
                         Sizes 0 through 6X
                         (FF 3-71)

          16 CFR 1616    Standard for the Flammability of Children's Sleepwear:
                         Sizes 7 through 14"
                         (FF 5-74)

          16 CFR 1630    Standard for the Surface Flammability of Carpets and Rugs
                         (FF 1-70)

          16 CFR 1631    Standard for the Surface Flammability of Small Carpets
                         and Rugs
                         (FF 2-70)

          16 CFR 1632    Standards for the Flammability of Mattresses and Mattress Pads
                         (FF 4-72 amended)


              INDUSTRIAL FABRICS ASSOCIATIONS INTERNATIONAL (IFAI)
              ----------------------------------------------------
          CPAI 84        Standards for Flame  Resistant  Materials
                         Used in  Camping  Tentage  (AATOC  34;  ASTM
                         D-4372; NFPA 701-89; California Title 19)


     The following regulations would be applicable to use and application of the Company's products to marine vessels.

                      INTERNATIONAL MARITIME ORGANIZATION:
                      -----------------------------------
          IMO A.563(14)  Standard Test Method for Determining the Resistance to Flame of
                         Vertically Supported Textile and Films

          IMO A.652(16)  Standard Test Method for Surface Flammability of Bulkhead,
                         Ceiling And Deck Finish Materials

          IMO A.687(17)  Standard Fire Test for Ignitability of Primary Deck Coverings

          IMO A.688(17)  Standard Fire Test for Ignitability of Bedding Components


                      NATIONAL FIRE PROTECTION ASSOCIATION;
                      ------------------------------------
          NFPA 221       Standard for Fire Walls and Fire Barrier Walls

          NFPA 251       Standard Test Method for Fire Tests of Building Construction
                         and Materials
                         (ASTM E-119; UBC 7-1/94; UL 263)

          NFPA 252       Standard Fire Test of Door Assemblies
                         (UBC 7-2/94; UBC 7-3/74; UL 10A; UL 10B)

          NFPA 253       Standard Fire Test of Floor Covering Systems Using a Radiant Heat
                         Energy Source
                         (ASTM E-648)

          NFPA 255       Standard Test Method for Surface Burning Characteristic of
                         Building Materials
                         (ASTM E-163; UBC 8-1/94; UL 723; Steiner Tunnel Test)

          NFPA 257       Standard Fire Test for Window Assemblies
                         (ASTM E-163; UBC 7-4/94)

          NFPA 260       Standard Methods of Tests for Cigarette Ignition Resistance
                         to Components of Furniture
                         (Cal.  TB 116; UFAC)

          NFPA 261       Standard Methods of Tests for Cigarette Ignition Resistance for
                         Upholstered Furniture Assemblies
                         (Ca. TB 117; UFAC)

                                    Page 17


          NFPA 265       Standard Methods of Fire Tests for Evaluating Room Fire Growth
                         Contribution of Textile Wall Coverings

          NFPA 266       Standard Test for Upholstered Furniture Exposed to a Flaming
                         Ignition Source
                         (BFD IX-10; Cal. TB 133)

          NFPA 267       Standard Test for Mattress and Bedding Exposed to a Flaming
                         Ignition Source

          NFPA 701-89    Standard  Methods  of Fire Tests for Flame  Resistant  Textiles
                         and Films
                         (AATCC 34; ASTM D-4372; CPAI 84; Cal. Title 19)

          NFPA 701-96    Standard Methods of Fire Tests for Flame Resistant Textiles
                         and Films:

          NFPA 703       Standard for Fire Retardant Treatment of Building Materials
                         (AWPA C-20; AWPA C-27)

          NFPA 705-93    Field Flame Test for Textiles and Films


                          UNIFORM BUILDING CODE (UBC):
                          ----------------------------
          BC 7-1/94      Fire Test of Building Construction and Materials
                         (ASTM E-119; NFPA 251; UL 263)

          UBC 7-2/94     Fire Test of Door Assemblies
                         (NFPA 252; UL 10B)

          UBC 7-3/94     Fire Tests Tinclad Fire Doors
                         (NFPA 252; UL 10A)

          UBC 7-4/94     Fire Tests of Window Assemblies
                         ASTM E-163; NFPA 257)

          UBC 7-5/94     Fire Tests of Through-Penetration Fire Stops
                         (ASTM E-814; UL 1479)

          UBC 8-1/94     Test Method for Surface Burning
                         Characteristics  of Building Materials
                         (ASTM E-84; NFPA 255; UL 723; Steiner Tunnel Test

          UBC 8-2/94     Standard Test Method for Evaluation Room Fire Growth Contribution
                         of Textile Wall Coverings (NFPA 265)


                         UNDERWRITERS LABORATORIES (UL):
                         -------------------------------
          UL 10A         Standard  Fire Test of Door  Assemblies
                         (NFPA 252, UBC 7-2/94; UBC 7-3/94; UL 10B)

          UL 10B         Standard  Fire Test of Door  Assemblies
                         (NFPA 252; UBC 7-2/94; UBC 7-3/94; UL 10A)

          UL 263         Standard Test Methods for Fire Tests of Building Construction
                         and Materials
                         (ASTM E-119; NFPA 251; UBC 7-1/94)

          UL 723         Standard Test Method for Surface Burning Characteristics of
                         Building Materials
                         (ASTM E-84; NFPA 255; UBC 8-1/94; Steiner Tunnel Test)

          UL 1479        Standard Test Method for Fire Tests of Through-Penetration
                         Fire Stops
                         (ASTM E-814; UBC 7-5/94)

          UL 1709        Rapid Rise Fire Tests of Protection Materials for Structural
                         Steel

     (8) Need for any government approval of principal products or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the government approval process.

     All of the products the company currently manufactures does not contain any constituents that require government regulation. The state does require that all fire retardant chemicals must be certified and registered with the State of California Fire Marshall's Office. The company is in compliance with this.

     (9) Effect of existing or probable governmental regulations on the business

     While management is unaware of any new regulations being contemplated by the subject agencies, it remains possible that these agencies could institute new guidelines which could affect all companies in this field.

     The Company has voluntarily filed this Registration Statement on Form 10-SB in order to register it common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     As a result of the effectiveness of its Registration Statement on Form 10-SB, the Company shall be subject to Regulation 14A of the Commission, which regulates proxy solicitations. Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

     The Company's Management believes that it is in the Company's best interest to become subject to the periodic reporting requirements as set forth above, in order to provide a mechanism for the disclosure and publication of material information about the Company and its financial condition to its shareholders and the financial community. In the event that the Company's obligation to file periodic reports is suspended under the Securities Exchange Act, it is the intention of the Company to continue to voluntarily file period reports as if so required to do so.

     Management believes that these reporting obligations will increase the Company's annual legal and accounting costs, but it is expected that revenues will be sufficient to meet these costs.

     (9) The Company is not aware of any other governmental regulations now in existence or that may arise in the future that would have an effect on the present business of the Company.

     (10) During the last two fiscal years the Company has not incurred any cost on research and development and no expenses have been born by customers of the Company relating to research and development activities.

     (11) Costs and effects of compliance with environmental laws (federal, state and local).

     As the present time, the Company does not manufacture any chemicals that are subject to federal, state or local environmental compliance laws and regulations.

     Employees
     ---------

     The Company employs thirteen full time employees as of March of 1999. Two of the Company's employees are employed in administrative positions as President and Executive Vice President. One employee is Sales and Technical Manager for the firestop division of the Company. One employee is an accountant in charge of accounts receivable and accounts payable. One employee is the shipping and receiving manager. Another employee is in charge of construction contracts and general secretarial duties. Three of the other seven employees are warehouse and field supervisors. The other four employees are laborers. The company performs all activities at the Company's business location, with the exception of construction, which is performed at the clients location. The activities include, but are not limited to, sales, marketing, accounting, shipping, manufacturing (blending chemicals), treating of fabrics and other goods with fire retardant chemicals, architect blue print reading and construction. Outside services are legal and certified accounting. The company also uses job finders for part time work in the construction area. None of these employees are covered by collective bargaining agreements.

     RISKS FACTORS
     -------------

     FORWARD LOOKING STATEMENTS. When used in this Registration Statement, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "projected", "intends to" or similar expressions are intended to identify "forward-looking statements." Such statements are subject to certain risks and uncertainties, including but not limited to market conditions, competition, factors affecting the Company's ability to implement its growth strategy, the Company's dependence on future financing, fluctuations in operating results, the Company's ability to sustain levels of growth, diversification of the Company's business, contingent risks, state and federal regulation and licensing requirements, and environmental concerns that could cause the Company's actual results to differ materially from those presently anticipated or projected. Such factors, which are discussed in "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in this Registration Statement. As a result all parties are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company's independent accountants have not examined or compiled the accompanying forward-looking statements and accordingly do not provide any assurance with respect to such statements.

     The Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, as well as risk factors particular to the industries in which it will operate, and will include, among other things, those types of risk factors outlined below.

PATENTS AND PROPRIETARY RIGHTS - THE UNAUTHORIZED USE OF INTELLECTUAL PROPERTY BY THIRD PARTIES MAY HARM THE COMPANY'S BUSINESS.

     The Company relies on patents, contractual rights, trade secrets, trademarks, and copyrights to establish and protect its proprietary rights in its products and its components. The Company has patented the technology that is incorporated into its products and believes that, since it is a technology patent, competitors will have a more difficult time developing products functionally similar to the Company's. To further protect its products, the Company will apply for additional patents for its inventions and for non-commercial available components designed and developed by the Company that are integral to product performance.

PROSECUTING ANY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD BE EXPENSIVE AND, IF THE COMPANY IS NOT SUCCESSFUL, COULD DISRUPT ITS BUSINESS.

     The Company intends to closely monitor competing product introductions for any infringement of the Company's proprietary rights. The Company believes that, as the demand for products such as those developed by the Company increases, infringement of intellectual property rights may also increase. If infringement of the Company's proprietary rights is by industry competitors, they have substantially greater financial, technical, and legal resources than the Company which could adversely affect the Company's ability to defend its rights. In addition, the Company could incur substantial costs in defending its rights.

     Further, the Company's patents are U.S. patents, and the Company does not have patent protection outside the United States. The Company will be unable to obtain patent protection in most non-U.S. jurisdictions, including Europe and Japan. Some competitors may have non-U.S. operations where U.S. Patent rights are not effective which could permit competitors to infringe on the Company's proprietary rights without violating U.S. law.

     The Company anticipates, based on the size and sophistication of its competitors and the history of rapid technological advances in its industry, that several competitors may be working to develop the Company's patented technology. The Company intends to closely monitor any infringement of the Company's proprietary rights. Competitors may have patent applications in progress in the United States that, if issued, could relate to the Company's products. If such patents were to issue, there can be no assurance that the patent holders or licensees will not assert infringement claims against the Company or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products, and each claim could result in an award of substantial damages. In the event of a successful claim of infringement, the Company and its customers may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable or acceptable cost or at all. Patent litigation could be very expensive, and there is no assurance that it would not have an adverse effect on the Company's business, financial condition and results of operations.

TWO OF THE COMPANY'S SHAREHOLDERS HAVE VOTING CONTROL OVER THE COMPANY.

     Due to the joint ownership of a majority of the shares of the Company's outstanding common stock by Angela M. Raidl and her brother Bruce Raidl, collectively, these individuals have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

THERE IS NO MARKET FOR THE COMPANY'S COMMON STOCK AND THERE IS NO ASSURANCE THAT A MARKET WILL DEVELOP.

     Although the Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD following the effectiveness of this registration statement, and to seek a broker-dealer to act as market maker for its securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

YEAR 2000 PROBLEMS MAY DISRUPT THE COMPANY'S OPERATIONS AND HARM ITS BUSINESS

RISK ASSOCIATED WITH YEAR 2000 ISSUES - THE COMPANY IS UNCERTAIN OF THE EFFECTS OF THE YEAR 200O ON ITS COMPUTER PROGRAMS AND SYSTEMS.

     Many currently installed computer systems and software programs were designed to use only a two digit date field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Until the date fields are updated, the systems and programs could fail or give erroneous results when referencing dates following December 31, 1999. Given that the Company's products operate on certain hardware platforms and within certain software operating systems and environments, the Company must rely upon the efforts of the hardware and software vendors and manufacturers to be in the vanguard with respect to operating systems and platform issues relating to the Year 2000 compliance.

PRESENT YEAR 2000 STATUS

     The Company has assessed the impact of the year 2000 issue on the Company's products, services, platforms systems and internal information technology systems (IT systems) and non-information technology systems (non-IT systems), in use, and has found them to be Year 2000 compliant. The Company has also contacted its major vendors and suppliers and has received confirmation and verification that their respective computer systems are also Year 2000 compliant. The Company does not expect the Company's financial results to be materially affected by the need to continue to monitor and address year 2000 issues, but if the costs associated with addressing these issues are greater than planned, the Company's earnings and results of operations could be affected. Due to the Company's dependence on computer technology to conduct the Company's business, the nature and impact of year 2000 processing failures on the Company's business, financial condition and operating results could be material.

BUSINESS CONTINUITY AND CONTINGENCY PLANNING

     The Company continues the process of identifying the reasonably likely year 2000 problem failures that the Company could experience with the goal of revising, to the extent practical, the Company's existing business continuity and contingency plans to address the internal and external issues specific to those problems. Thus far, the Company has focused as planned on reviewing the Company's critical business processes and although the Company conducted tests on the various and Platform systems in use, and has found them to be Year 2000 compliant, the Company's expect to continuously review, test and revise the Company's existing business continuity and contingency plans to ensure that all systems are and maintain year 2000 compliant. This will include as required repairing or obtaining replacement systems; changing suppliers; and reducing or suspending certain non-critical aspects of our operations.

POSSIBLE CONSEQUENCES OF YEAR 2000 PROBLEMS

     The Company believes that the Company has put in place the processes and are devoting the resources necessary to achieve a level of readiness to meet the Company's year 2000 challenges in a timely and appropriate manner. However, there can be no assurance that the Company's internal systems or the systems of others on which we rely will be year 2000 ready in a timely and appropriate manner or that the Company's contingency plans or the contingency plans of others on which the Company relies will mitigate the effects of year 2000 problem failures. Currently, the Company believes the most reasonably likely worst case scenario would be a sustained, concurrent failure of multiple critical systems (internal and external) that support the Company's operations (i.e. vendors and suppliers of the Company). While the Company does not expect that scenario to occur, that scenario if it occurs could, even despite the successful execution of the Company's business continuity and contingency plans, result in the reduction or suspension of a material portion of our operations and accordingly have a material adverse effect on the Company's business and financial condition.

     The "Year 2000 Information" discussion contains various forward-looking statements that represent the Company's beliefs or expectations regarding future events. When used in the "Year 2000 Information" discussion, the words "believes," "expects," "estimates," "plans," "goals," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when the Company will complete the identification and assessment, remediation planning, remediation, and testing activities of the Company's year 2000 program as well as the Company's year 2000 contingency planning; the Company's estimated cost of achieving year 2000 readiness; and the Company's belief that the Company's internal systems and equipment will be year 2000 ready in a timely and appropriate manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause those differences include availability of information technology resources; customer demand for the Company's products and services; continued availability of materials, services, and data from the Company's suppliers; the ability to identify and remediate all date sensitive lines of computer code and to replace embedded computer chips in affected systems and equipment; the failure of others to timely achieve appropriate year 2000 readiness; and the actions or inaction of governmental agencies and others with respect to year 2000 problems.

RISK THAT THE COMPANY'S COMMON STOCK MAY BE DEEMED A "PENNY STOCK."

     The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than US$2,000,000 (if the issuer has been in continuous operation for at least three years) or US$5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than US$6,000,000 for the last three years.

     Section 15(g) of the 1934 Act and Reg. Section 240.15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

THE COMPANY IS DEPENDANT ON CERTAIN KEY EMPLOYEES.

     Historically, the Company has been heavily dependent on the ability of Bruce E. Raidl, to contribute essential technical and management experience. In the event of future growth in administration, marketing, manufacturing and customer support functions, the Company may have to increase the depth and experience of its management team by adding new members. The Company's success will depend to a large degree upon the active participation of its key officers and employees. Loss of services of any of the current officers and directors could have a significant adverse effect on the operations and prospects of the Company. There can be no assurance that it will be able to employ qualified persons on acceptable terms to replace officers that become unavailable.

IF THE COMPANY IS UNABLE TOO HIRE AND RETAIN NECESSARY SPECIALIZED KEY PERSONNEL THE COMPANY'S BUSINESS AND GROWTH WILL SUFFER.

     Although the management of the Company is committed to the business and continued development and growth of the business, the addition of specialized key personnel and sales persons to assist the Company in its expansion of its national operations will be necessary. There can be no assurance that the Company will be able to locate and hire such specialized personnel on acceptable terms.

IF THE COMPANY IS UNABLE TO MAINTAIN ADEQUATE LEVELS OF INVENTORY THE COMPANY'S BUSINESS MAY BE DISRUPTED.

     The size of the fire retardant and fire protection markets and need to maintain adequate inventories with regard to such products could force the Company into implementing additional manufacturing and warehousing programs. There can be no assurance that the Company will have the necessary capital resource or man power to implement such manufacturing and warehousing programs.

IF THE COMPANY IS UNABLE TO MARKET ITS PRODUCTS AND SERVICES ITS BUSINESS WILL SUFFER.

     Due to the Company's limited resources, the sales and marketing of the Company's products has been limited to date. The success of the Company is dependent upon its ability to market and sell the products and services of the Company with such limited resources.

IF THE GOVERNMENT IMPLEMENTS NEW OR ADDITIONAL REGULATIONS IN THE INDUSTRY IN WHICH THE COMPANY OPERATES, THESE REGULATIONS MAY BE COSTLY OR DIFFICULT FOR THE COMPANY TO COMPLY WITH AND COULD RESULT IN LOSS OF SALE.

     While the Company is unaware of any new regulations being contemplated by the subject agencies, it remains possible that these agencies could institute new guidelines which could affect all similar companies in this field. The implementation of new regulatory compliance factors could restrict sales of certain products. Additional testing could be required and such additional testing could cause delays in the introduction of products into certain market sectors, which delays could adversely affect the Company's revenues.

IF THE COMPANY DOES NOT OBTAIN ADDITIONAL FINANCING IT MAY NOT BE ABLE TO IMPLEMENT ALL OF ITS BUSINESS PLAN.

     The Company's plan of operation calls for additional capital to facilitate growth and support its long-term development and marketing programs. It is likely that the Company would need to seek additional financing through subsequent future public or private sales of its securities, including equity securities. The Company may also seek funding for the development and marketing of its products through strategic partnerships and other arrangements with investment partners. There can be no assurance, however, that such collaborative arrangements or additional funds will be available when needed, or on terms acceptable to the Company, if at all. Any such additional financing may result in significant dilution to existing stockholders. If adequate funds are not available, the Company may be required to curtail one or more of its future programs.

COMPETITION AND RAPID TECHNOLOGICAL CHANGE COULD HARM THE COMPANY'S BUSINESS.

     The industry in which the Company operates is highly competitive, rapidly growing and the Company will have to compete with a multitude of similar companies, possessing substantially greater financial, personnel, technological and marketing resources. It is particularly difficult for small independent companies to compete with such major companies in the automobile industries, fabric manufacturers, mills, etc. There is no assurance that the Company will be able to compete in such an environment.

SUBSTANTIAL DOUBT THAT THE COMPANY CAN CONTINUE AS A GOING CONCERN.

     The Company expects to continue to incur significant capital expenses in pursuing its plans to increase sales volume, the expansion of its product line and to obtain additional financing through stock offerings or other feasible financing alternatives. Additional financing may not be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to execute its business plan or take advantage of business opportunities. The ability of the Company to obtain such additional financing and to achieve its operating goals is uncertain. In the event that the Company does not obtain additional capital or is not able to increase cash flow through the increase of sales, there is a substantial doubt of its being able to continue as a going concern.

Item 2.  Management's Discussion and Analysis of Plan of Operation.
         ---------------------------------------------------------

     The following discussion and analysis should be read together with the Consolidated Financial Statements of the Company and the notes to the Consolidated Financial Statements included elsewhere in this Registration Statement.

                               FINANCIAL CONDITION
                               -------------------

     Trends and Uncertainties. There is a continuing demand for the Company's products. Fire Standards and Codes for protection from the spread of fire, whether residential, commercial, or the passage of flames from room to room, are being ordered by many levels of our regulatory departments. The Code of Federal Regulations, The Consumer Protection Agency, The Federal Aviation Administration and The United States Coast Guard, issued their own flammability standards several years ago. These government agencies leave enforcement to each state or jurisdiction. Because of the many fires in the last few years, the regulations are being enforced on a more rigid basis. The problem will not be a lack of demand, but the ability for each state to finance the law enforcement personnel to perform their duties.

     Capital and Source of Liquidity. The Company has been in business for 6 years. Each year, sales volumes have increased and the company is continually developing new ideas to become one of the largest competitors in the fire protection and fire prevention industry. The Company holds a patent on its product Fyberix 2000V, which is just coming into the marketplace. This product is not new to the company in its invention but new to the marketing arena. With a successful marketing plan designed specifically to reach the markets that have a need for this patented formulation, the company believes it will increase it' s chemical sales by 20%. With the addition of Fyberix 2000V to the company's other proprietary formulations, new markets would be attracted to the company, such as nursing homes, medical facilities, cruise ships and prisons. Along with the potential of attracting a retail market for over the counter sales of the companies product lines. The Company believes that research and development of new products is necessary for the continued growth in the market place. The internal sources of liquidity for the Company consist of the cash flow from sales and accounts receivable. The external sources of the Company's liquidity comes from private loans and sale of equity stock. At this time, the Company has no commitments for capital expenditures and therefore no expected source of funding for such expenditures.

    The Company is not self-supportive in its operations. Due to contracts with general contractors, up front cost of performing work and progressive billing, has positioned the company to need outside financing. Some contracts can last up to six months, which decreases the cash flow. As shown in the figures in this document, the Company is increasing its sales volume and staying very competitive with larger companies in this field. Because of the significant increase in fire stopping and fire film jobs, the financial condition is improving. The Company has also been working diligently for the past two years to go public and is in the final stages of that endeavor. At the current time, the Company is working on an equity sale of $1,000,000(One Million Dollars) and, if successful, would provide working capital and significantly reduce the need for outside financing.

     The Company has expansion plans. Currently, offices are planned for Las Vegas, Nevada and in Florida. The Company already services clients in both states, but no business locations have been established. Currently, the California office facilitates Nevada, and the Louisiana office facilitates Florida. Once business is actively pursued in these two states, the volume of business will be multiplied several times, and costs will decrease. The company also has an expansion plan for new equipment; designed to fire retard durable goods, such as outdoor fabrics, clothing, automotive seats, furniture upholstery and more. This field is undergoing very good support by the Consumer Safety Protection Agency, and many of the shipments from overseas manufacturers are not being permitted entry into the United States because they do not meet the fire resistive protocols. The Company is continuously receiving calls from manufactures and distributors inquiring about durable processing. The Company has also worked very closely with the U.S. Department of Agriculture in developing additional formulations that can withstand multiple washings and that do not affect the feel or hand of the fabrics. The Company has the durable process technology but lacks the equipment and sales force to enter this market today.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

     In the two fiscal years of 1997, 1998, the Company sustained net losses of $377,925 and $511,104. At least 35% of the loss in 1998 was attributable to an employee who underbid a major job. All bidding on jobs are now done by Stephen
F. Owens, President, or Randy Betts or Patricia Fredrick, account executives for the Company. Without that factor, the net loss in fiscal year 1998 would have been at least $100,000 less than in fiscal year 1997. During those same two years, the Company has been on course to go public and in that endeavoring has spent $75,881 on legal fees. The cash flow of the Company has been adversely affected by having to pay for materials up front for jobs that take several weeks to several months to complete. This has resulted in a need to get more financing which in turn has increased the Company's interest expense.

     Over the past two fiscal years, the Company has shifted it's income sources from treating fabric, which has a low profit margin, to fire stopping jobs and fire film jobs. These two profit centers comprised 65.76% of total sales in fiscal year 1998 as compared to 43.72% of total sales in fiscal year 1996. Despite the fact that the Company started doing fire film jobs in 1997, it has already grown to 10.59% of total sales for fiscal year 1998 and so far in 1999 it is 28.6% of sales for the year.

                               OPERATIONAL RESULTS
                               -------------------

                                           1998           1997          1996
          ----------------------------------------------------------------------
          Revenue                       $2,059,896     $ 1,906,935    $1,417,575
          ----------------------------------------------------------------------
          Revenue                       $2,059,896     $1,906,935     $1,417,575
          Gross Profit                  $1,513,809     $1,119,447     $  984,533
          Gross Profit%                        73%            59%            69%
          Selling G & A
            and Depreciation            $1,769,440     $1,275,248     $  824,303
          *Amortization Expense
          Other Operating Expenses      $  255,473     $  222,124     $   31,434
          Net Income/Loss               $ (511,104)    $ (377,925)    $  128,796
          Earnings Per Share            $    (0.25)    $    (.034)    $     0.14


     During each of the last three years (1996, 1997 and 1998), the company reported revenues of $1,417,575, $1,906,935, and $2,059,896 respectively. This is a total increase of $642,321 for those three years or an increase of 45.31% from the end of fiscal year 1996 to the end of fiscal year 1998. Revenues during these three years are the result of increasing a relatively new area of revenue in the construction arena for fire stop services along with the company increasing its sales of chemicals and establishing a new area of sales income from fire film jobs. This was partially offset by a decrease in fabric treatment revenues. In fire stop services, the revenues for these same three years were $619,817, $1,048,035 and $1,136,492 respectively. That is an increase of $516,675. The third year revenue for fire stop services represents 55.17% of the total revenues for fiscal year 1998 compared to 43.72% of total revenues for the fiscal year 1996. The Company's revenues from sales of chemicals was $239,755, $326,106 and $362,188 respectively for the same three years. The third year revenues from sales of chemicals represents 17.58% of total revenues for fiscal year 1998 as compared to 16.91% for the fiscal year 1996. The application of fire film is the new area of sales, which started in fiscal year 1997. For fiscal years 1997 and 1998, revenue from this area was $33,570 and $218,148 respectively. The total revenue for application of fire film for fiscal year 1998 represents 10.59% of total revenues for that fiscal year even though fire film jobs were only started in fiscal year 1997. Also, these increases were partially offset by a decrease in revenues from the treatment of fabrics. These sales were $377,970, $294,224 and $252,566 respectively for the same three years. The total revenues for treatment of fabrics for fiscal year 1998 represents 12.26% of total revenues for that fiscal year as compared to 26.66% of total revenues for the fiscal year 1996. As shown above, there was a substantial increase in fire stopping jobs and chemical sales and, to a lesser degree, a modest increase in total revenues from the new area of fire film application. These increases were partially offset by decreases in sales of fire stop products and to a greater degree, fabric treatment.

     Without adequate revenues to offset expenditures, the company has reported a loss in the last three years. To date, the Company has funded itself by way of a series of private and public equity sales. The Company established a relationship with a financial institution in order to meet the supply and demand of the growing business.

     The cost of goods sold decreased substantially in 1998. This decrease was due to several factors including over purchasing of inventory in 1997 and the Company shifting its focus of sales from treatment of fabrics to fire stopping jobs and fire film jobs. These jobs require more manpower, which is reflected in the Operating Expenses rather than cost of goods. As shown in the paragraph above, fire stopping jobs increased from 43.72% of total revenues in fiscal year 1996 to 55.17% of total revenues for fiscal year 1998. Fire film jobs increased from 0% of total revenues for fiscal year 1996 to 10.59% of total revenues for fiscal year 1998. The increase in these types of jobs increased the Company's labor cost (both payroll and outside services) from $356,374 in fiscal year 1996 to $918,244 in fiscal year 1998. Although some of these totals are due to office and management personnel, the most significant portion is due to fire stopping and fire film jobs that required a substantial increase in labor to perform the jobs. Because these increased costs were allocated to Operating Expenses, they do not reflect in the cost of goods although they would more than offset the decrease in that area. The cost of goods decreased from $787,488 in fiscal year 1997 to $546,087 in fiscal year 1998 is a reflection of using some of the inventory for fire stopping and fire film jobs. The other major factor in this decrease was the company's decision to begin manufacturing its own proprietary formulations rather contracting outside blending manufactures. The cost of materials to produce the final chemical product is significantly lesser than contracting this service outside the company. The use of outside manufacturing cost the Company approximately 15% more in cost of goods. Since 1998 the company has manufactured their own chemical formulations, therefore, the 15% now reflects in the gross profit.

     The gross profit increase in 1998 was $394,362 from $1,119,447 in fiscal year 1997 to $1,513,809 in fiscal year 1998. 61.2% of this increase was due to the decrease in the cost of goods, which is explained in the paragraph above this. The balance of this increase is Net Sales, which increased $152,961 from $1,906,935 in fiscal year 1997 to $2,059,896 in fiscal year 1998. As explained above, the increase in revenues for fiscal year 1998 is largely due to an increase in the fire stop, fire film and sales of chemicals.

     Expenditures increased substantially in 1997 and 1998 as compared to 1996. The primary reason for this is Interest Expense. Financing interest for factoring and loans expense cost the company $222,124 in 1997 and $255,473 in 1998.

     Start up Cost. In 1997 the company incurred the start up cost of operations in Mississippi for the largest casino in the South. Through the fourth quarter of 1997 and first quarter of 1998 losses were created buy the incorrect estimates of the errant employee. The employee contracted a job with the Beau Rivage Casino, which established a set price or contract price without the company having the ability to issue "change orders" in the event more work was needed that is over an above the contracted amount. This caused the Company's increase in payroll and cost of goods. The major expense was in payroll because of the extra work that the Company performed without being able to issue Change Orders. From an accounting standpoint, these additional expenses were reflected in the Income Statement as part of the Cost of Goods and Payroll/Outside Services Expense.

     Raising Capital. The company expended approximately $45,000 in an attempt to raise funds, but the financing entity retained by the company did not perform according to the agreements.

     Asset Purchase. A significant asset acquisition was made during the last quarter of 1998 for formulation 238. The acquisition cost the company $45,000.

     Stock Issued. An expense in the amount of $216,301 was booked in 1997 for services rendered to offset the share price for 54,167 shares of the Company's Common Stock. An expense in the amount of $52,982 was booked in 1998 for services rendered to offset the share price for 255,543 shares of the Company's Common Stock.

THREE MONTHS ENDED MARCH 31, 1999 COMPARED WITH THREE MONTHS
ENDED MARCH 31, 1998.
--------------------------------------------------------------------------------

     NET SALES increased $146,800 or 36.21% over the comparable period a year earlier. For such three-month periods the increase was from $405,443 to $552,243. The increase in net sales is due to additional contracts signed in the course of doing normal business.

     GROSS PROFIT increased 30.81% in the three months ended March 31, 1999 to $380,616 from $290,963 in March 31, 1998. Gross profit as a percentage of sales was 68.92% for the first quarter of fiscal 1999 compared to 71.76% for the first quarter of fiscal 1998. The decrease in gross profit percentage is mainly due to an increase in freight charges from $16,448 for the first quarter of fiscal 1998 to $28,214 for the same period in 1999. This was due to a Federal Express overnight freight bill for $8000, which was disputed by AFRC in the fourth quarter of 1998 which was not resolved and paid the first quarter of 1999.

     OPERATING EXPENSES decreased to $388,033 for the three months ended March 31, 1999 from $413,070 for the three months ended March 31, 1998. The decrease in operating expenses is primarily due to a decrease in payroll expenses from the first quarter of 1998 to the first quarter of 1999. In 1998, the Company was involved in a very large job at the Beau Rivage Casino, in Mississippi, which resulted in a much larger payroll. The payroll for the Company for the three months ended March 31, 1999 was $119,673 as compared to $206,146 for the same period in 1998. The decrease in payroll expenses in the first quarter 1999 was significantly offset by a substantial increase in legal and accounting fees in preparation for the Company going public. The legal and accounting fees for the first quarter 1999 were $36,121 as compared to $9,865 for the first quarter
1998. There was also an increase in interest expense of $37,240 for the three months ended March 31, 1998 to $72,494 for the three months ended March 31, 1999. This increase was due to the use of factoring and additional interest on loans received by the Company to assist in cash flow.

     As a result of the foregoing factors, the Company had a NET LOSS of $79,911 for the three months ended March 31,1999 as compared to a NET LOSS of $157,361 for the three months ended March 31, 1998, a decrease of 49.22%.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary needs for funds are to provide working capital associated with forecasted growth in sales volumes. Specifically, funds are required to provide materials and manpower for the larger contracts the Company has been signing, beginning in July of 1999. Working capital for the three months ended March 31, 1999 was funded primarily through the sale of accounts receivable and proceeds from private lenders.

     Net cash provided by operating activities was $43,951 for the three months ended March 31, 1999, as compared to ($159,216) for the three months ended March 31, 1998. This substantial change is due in large part to the significant decrease in the NET LOSS of $77,450. A significant part of the loss in the first quarter of fiscal 1998 was due to the losses incurred on the Beau Rivage job, due to payroll and cost of goods exceeding the contractual amount of the job.

     Net cash provided by financing activities for the three months ended March 31, 1999, was ($70,216) compared to $206,463 during the three months ended March 31, 1998. The first quarter of fiscal 1999 included $359,468 from lines of credit. The repayment of notes payables and lines of credit offset this amount. For the first quarter of fiscal 1998, $41,500 was provided from issuance of capital stock. No such issuance occurred in the first quarter of fiscal 1999.

                                 CAPITAL FUNDING
                                 ---------------

     The company currently is unable to generate sufficient cash from operations to sustain its business efforts as well as to accommodate its growth plans. Until it is able to generate sufficient cash flow, the Company will seek capital funding from outside resources. At present, the company is seeking an initial capital infusion of at least $1,000,000 and anticipates the funding to be in exchange for a combination of debt incurred and the sale of a percentage of its equity. The company presently has no commitment for such funding and has not concluded what form, whether debt or equity, such funding will be derived through.

                                 FUTURE REVENUES
                                 ---------------

     The company has established three basic paths from which to achieve revenues. These include, fabric processing sales and service, chemical sales and sales for the installation of fire stop systems. On a long term basis, operations alone, with increased revenues, should maintain the liquidity of the company. Additional financing, whether it be debt or equity, will be required for the greater portion of the expansion plans to enable the company to move into new technology for durable goods. The company will seek to maintain low operating and administrative costs while expanding operations and increasing revenues. There is no doubt, increased marketing expenses will occur in the furtherance of marketing and sales efforts, with the resultant increase in revenues and profit.

     Durable Processing. The large upholstery industry is the primary market target for fabric processing sales. Fabric mills, upholstery manufactures, automobile manufactures, clothing manufactures, etc. are actively searching for ways to dramatically reduce flammability to their products. The company believes it's technology provides a practical, cost effective solution to this problem, as it does not compromise the quality of the customers goods and the affordability of acquiring same. The upholstery/fabric industry is huge as billions of yards are used in the United States alone. The company anticipates that utilizing an aggressive marketing campaign. it will be able to make significant penetration into this market commencing in 2000.

                         EXISTING FINANCING ARRANGEMENTS
                         -------------------------------

     St. Martin Bank - Accounts Receivable Financing.
     -----------------------------------------------

     In March 1997, the Company entered into a Merchant Services Agreement with St. Martin Bank and Trust of St. Martinville, Louisiana. Under the terms of this agreement, the Company would sell certain qualified account receivables to St. Martin Bank on a discount from full face value in order to obtain necessary working capital, up to a set limit. The initial limit of this financing was $100,090 as evidenced by a promissory note executed by the Company in favor of St. Martin Bank. This promissory note was secured by a Commercial Guaranty by the Company and personally by the then acting officers of the Company, Stephen
F. Owens, Angela R. Raidl and Edward Friloux.

     On May 21, 1997 the line of credit available to the Company for factoring of its receivables with St. Martin Bank was increased to $250,000 as evidenced by a new promissory note. On August 18, 1998 the Company ceased factoring its receivables with St. Martin Bank. The balance due and owing to St. Martin Bank as of August 18, 1998 was $172,725.73 as evidenced by a promissory note executed by the Company in favor of St. Martin Bank. The note was had a maturity date of November 16, 1998 and was secured by a Commercial Guaranty executed by all of the then acting officers of the Company, a Commercial Pledge Agreement covering all inventory, accounts and equipment of the Company and a second position Collateral Mortgage Lien against the real property owned by the Company located in Lafayette, Louisiana. The maturity date of this note was extended and on February 4, 1999, with a balance of $154,059.29, the loan was converted to a 7 year term loan under which the Company is to make monthly installment payments of $2,600.57 per month for 84 months.

     A Summary of the terms of the current and existing note with St. Martin Bank are as follows:
     ---------------------------------------------------
     Principal Amount of Note:     $154,059.29

     Date of Note:                 February 4, 1999

     Maturity Date:                April 20, 2006

     Initial Interest Rate:        9.750%

     Variable Interest:            The interest rate of the note is subject to
                                   change from time to time based on changes in an index which is the St. Martin Bank Prime
                                   Rate Adjusted Daily.

     Security:                     The note is secured by a Commercial Pledge
                                   Agreement covering all inventory, accounts and equipment of the Company and a second position Collateral Mortgage Lien against the real property owned by the Company located in Lafayette, Louisiana.

     A copy of the agreements between the Company and St. Martin Bank are attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

     Private Capital - Accounts Receivable Financing
     -----------------------------------------------

     On April 17, 1999 the Company entered into a Purchase and Security Agreement with Private Capital, Inc., located in Lafayette, Louisiana. Under the terms of this agreement, the Company would sell certain qualified account receivables to Private Capital, Inc., at a price equal to the net amount of the acceptable account receivable, less a discount equal to 8.0% of the net amount of the acceptable account receivable. At the time of purchase of such account receivable by Private Capital, Private Capital shall pay to the Company the net amount of the account receivable less the discount. Private Capital agrees to rebate to the Company a sum equal to 2.0% on each account receivable that is paid within 30 days. Any account that pays after 30 days will be charged the full discount, plus Any account purchased by Private Capital from the Company unpaid for a period in excess of ninety (90) days from the date of said purchase by Private Capital, the Company agrees to pay to Private Capital additional sums equal to and calculated based on 2.0% for any part of a 30 day increment, exceeding 60 date that Private Capital purchases said account receivable.

     To secure the payment by the Company to Private Capital for any indebtedness which may result from a charge back as a result of a delinquent or non-paying account, the Company has granted to Private Capital a security interest in all of the Company's inventory now or hereafter acquired by the Company located at the Company's offices in Broussard, Louisiana, and all accounts receivable, deposit accounts with Private Capital, equipment and general intangibles and chattel papers of the Company and all proceeds thereof.

     As additional security for the payment by the Company to Private Capital for any indebtedness which may result from a chargeback as a result of a delinquent or non-paying account, the then acting officers of the Company, Stephen F. Owens, Angela M. Raidl and Edward Friloux all executed guarantees.

     A copy of the agreements between the Company and Private Capital, Inc., are attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

     Bank of Erath - Unsecured Note
     ------------------------------

     On June 16, 1997 the Company borrowed the sum of $15,030.00 from the Bank of Erath if Abbeville, Louisiana. The loan is unsecured and had an original maturity date of September 14, 1997. One October 20, 1998 the loan was extended to April 15, 2001.

     A Summary of the terms of the loan with Bank of Erath are as follows:
     --------------------------------------------------------------------
     Principal Amount of Note:     $15,000.00
     Original Date of Note:        June 16, 1997
     Maturity Date:                April 15, 2001
     Initial Interest Rate:        12.672%
     Monthly Installments:         $488.04

     A copy of the original promissory note and Loan Extension Agreement between the Company and Bank of Erath are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

Item 3.  Properties
         ----------

         California Office.
         ------------------

     The Company's main office facility is located at 9337 Bond Avenue, El Cajon, California 92021, which serves as its corporate headquarters and is situated in a leased 7,800 square feet office/warehouse building which contains 1,500 square feet of office space and 6,300 square feet of warehouse. The Company leases this space from Darwin E. Zavadil, who is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A Summary of the terms of the lease are as follows:
     ---------------------------------------------------
     Lease Term:         From June 1, 1997 through  May 31, 2002.
     Security Deposit:   $4,155.00
     Rental rate:        $4,155.00 subject to a cost of living adjustment
                         beginning in the second year of the lease.

     Rental Adjustments: The monthly rent for the 2nd year of the lease and cumulatively for every year thereafter and through the option period shall automatically be adjusted based upon any increase that may occur in the Consumer Price Index. The maximum increase in the Cost of Living shall be capped at five (5%) per adjustment. The minimum rent increase shall be three (3%).

     Option to Renew:    There are no options to renew the lease

     Option to Purchase: The Company has the option to purchase the property for the sum of $528,780 in the first year of the lease. Beginning June 1, 1998 and each year thereafter, the same cost of living increase that affects the rent shall also increase the selling price.

     Real Property Taxes: Lessor is responsible for the payment of property taxes.

     Personal Property Taxes: The Company shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the premises.

     Utilities: The Company shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Lessor is required.

     Guaranty of Lease: Angela M. Raidl, the largest shareholder, a director and officer of the Company has personally guaranteed the lease obligations of the Company.

     A copy of the Industrial Lease Agreement for the premises located at 9337 Bond Avenue, El Cajon, California 92021 is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

         Louisiana Office.
         -----------------

     The Company's Louisiana office is located at 110 Brush Road, Broussard, Louisiana, 70518 ("Broussard Property") and is situated in a Company-owned 4,000 square feet metal building of which 1,200 square feet is office space and 2,800 square feet is warehouse. The facility is used for the Gulf and East Coast sales as well as manufacturing and warehousing of products. This location is also the training center for fire retardant application and fire safe seminars, a flammability testing laboratory capable of accomplishing several diverse test protocols and the base for the on-site fire safe installation and fire retardant applications.

     The Company owns the Broussard Property, which is mortgaged to one of the Company's lenders, Whitney National Bank, and now stands as collateral for a promissory note in the principal amount of $74,400.00. The monthly payment for the initial five year period is $925.00 per month. The promissory note bears interest on the principal amount due as follows: (1) for the initial five year period the interest rate shall be 8.50 percent per annum; (2) for the second five year period, commencing on December 13, 2001, the interest rate shall be fixed at one-quarter (0.25%) of one percent above Whitney prime; such interest rate to continue for the remainder of the loan, with the final payment being due and payable on December 30, 2006.

     The production process undertaken by each of the Companies location can be classified as light manufacturing. In regards to chemical manufacturing the Company has avoided using hard-to-get raw materials. The chemicals are reasonably simple to manufacture so there is no need to overstock in blended products. The Company has an excellent relationship with all of its suppliers. Most raw materials are available from more than one source. No unique equipment is necessary for manufacturing chemicals, although automation equipment could cut production time in projecting for the future increase in this area. No special skills are needed to manufacture Firextra products. Increased orders will increase the need for raw materials, which should cut the cost for materials.

     The production of the fire resistive textile fabrics currently occupies most of the 6,300 square feet of warehouse in California. The State of California must certify all applicators in order to apply fire retardants. The cost of chemicals is minimum since the Company manufactures the chemicals used for this department. At this time, for topical treatments no unique equipment is needed. As we enter the next phase into the durable market, increase in labor, production automation equipment, and a larger facility will be required.

     A copy of the Promissory Note and Collateral Mortgage executed by the Company in favor of Whitney Bank is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Louisiana Corporate Apartment.
     ------------------------------

     The Company leases an apartment in Lafayette, Louisiana which is located at 211 Liberty Avenue, Lafayette, Louisiana 70508. This apartment is utilized by the Company's principals or employees when visiting the Louisiana facility. The apartment is approximately 900 square feet. The Company leases this space from The Plantations at Lafayette, who is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A Summary of the terms of the lease are as follows:
     ---------------------------------------------------
     Lease Term:         From March 13, 1998 through April 30, 1999.
     Security Deposit:   $200.00
     Rental rate:        $925.00 per month.

     Rental Adjustments: No rental increases.

     Option to Renew: The lease will automatically renew on a month to month basis at the expiration of the term of the lease in the event hat the Company or Landlord fails to give 30 days prior notice of their intent to terminate the lease.

     Option to Purchase: Not applicable.

     Real Property Taxes: Lessor is responsible for the payment of property taxes.

     Personal Property Taxes: The Company shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the premises.

     Utilities: The Company shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon/

     Subleasing:              No subleasing allowed.

     Guaranty of Lease: Angela M. Raidl, the largest shareholder, a director and officer of the Company has personally guaranteed the lease obligations of the Company.

     A copy of the Industrial Lease Agreement for the premises located at 211 Liberty Avenue, Lafayette, Louisiana 70508 is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.


     Oil, Gas and Mineral Interest.
     -----------------------------

     On October 31, 1997, the Company has entered into a Oil, Gas and Mineral Lease with Penwell Energy, Inc., a Texas Corporation, giving Penwell the right to drill on a portion of the Company's property located in Lafayette Parish, Louisiana, consisting of approximately 1.0 acres of land. At the present time the Company feels that the Oil, Gas and Mineral Lease has little or no value. Penwell is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A Summary of the terms of the lease are as follows:
     ---------------------------------------------------
     Lease Term:          Three (3) years.

     Royalties: The Company shall receive royalties on oil, gas, and other minerals set forth in the lease equal to one-fourth (1/4th) of that produced and saved from the land and not used for fuel in conducting operations on the property.

     A copy of the Oil, Gas and Mineral Lease is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Automobile Purchase Contracts.
     -----------------------------

     In September 1996, the Company purchased two Ford F-150 pick-up trucks for use by the Company at its Louisiana facility. The Company borrowed the sum of $42,888.46 from Whitney Bank to purchase these vehicles. The promissory note to Whitney Bank in the principal amount of $42,888.46 was secured by a security agreement in which both Ford F-150 trucks are collateral. This promissory note accrues interest at 7.75% with principal and interest payments of $867 per month. A copy of the Promissory Note and Commercial Security Agreement executed by the Company in favor of Whitney Bank is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     In October 1997, the Company purchased two 1997 Ford F-150 pick-up trucks from Bay City Motors, Inc., of Lafayette, Louisiana, who is not affiliated in any way with the Company and the terms of the purchase were negotiated at arms-length. These vehicles are for use in the Company's business. The purchase of these two vehicles were financed through Regions Bank of Birmingham, Alabama.

     A Summary of the Purchase Financing Terms are as follows:
     ---------------------------------------------------------

          Vehicle No 1.             1997 Ford F-150
          VIN:                      1FTDX1720VKC99219
          Purchase Price:           $18,003.78
          Contract Date:            10/13/97
          Amount Financed:          $18,003.78
          Percentage Rate:          8.90%
          Payments:                 48 Months
          Payment Amount:           $448.81 per month
          First Payment:            11/27/97

          Vehicle No 2.            1997 Ford F-150
          VIN:                     1FTDX1720VKD8225
          Purchase Price:          $17,684.28
          Contract Date:           10/14/97
          Amount Financed:         $17,684.28
          Percentage Rate:         8.90%
          Payments:                48 Months
          Payment Amount:          $440.85 per month
          First Payment:           11/28/97

     The Company also leases various vehicles and equipment from the following companies:

     1997 Ford Expedition Lease. The Company leases a 1997 Ford Expedition for use by the President of the Company. This lease is through Ford Motor Credit and a summary of the lease terms are as follows:

          Vehicle:                 1997 Ford Expedition
          Gross Costs:             38,883.44
          Down Payment:            $5,104.78
          Total Payments:          $24,631.88
          Lease Term:              36 Months
          Monthly Payment:         $575.06

     1997 Ford F-150 Pick Up. The Company leases a 1997 Ford F-150 pick up for use at the California facilities. This lease is through Ford Motor Credit and a summary of the lease terms are as follows:

          Vehicle:                 1997 Ford F-150
          Gross Costs:             $25,994.58
          Down Payment:            $1,514.91
          Total Payments:          $22,795.68
          Lease Term:              48  Months
          Monthly Payment:         $474.91

     IOS Capital Lease.
     -----------------

     The Company leases from IOS Capital Ricoh copier and Canon facsimile machine. A summary of the lease terms are as follows:

          Down Payment:            $182.86
          Lease Term:              60  Months
          Monthly Payment:         $169.71

Item 4. Security Ownership of Certain Beneficial Owners and Management
        --------------------------------------------------------------

     (a) Security Ownership of Certain Beneficial Owners

     The following table sets forth security ownership information (on a Post-reverse split adjusted basis) as of the close of business on April 19, 1999, for any person or group, known by the Company to own more than five percent (5%) of the Company's voting securities.

     The following table sets forth security ownership information as of the close of business on April 19, 1999, for any person or group, known by the Company to own more than five percent (5%) of the Company's voting securities.


     Title of            Name of                  Amount of      Percent
     Class               Beneficial Owner         Ownership      of Class
     ---------------------------------------------------------------------------
     Common Stock        Angela M. Raidl          1,016,291      43.36%
                         1951 Tavern Road
                         Alpine, CA 91901

     Common Stock        Edward E. Friloux          175,257       7.47%
                         117 Red Barn Drive
                         Carenco, LA 70520

     Common Stock        Bruce E. Raidl             166,667       7.11%
                         12139 Valhalla Drive
                         Lakeside, CA 92040

     Common Stock        David Ian Fosterg          157,000       6.69%
                         PO Drawer 5127
                         Lake Charles, LA 70606

     Common Stock        Richard Rosenberg          130,211       5.55%
                         901 Foxpointe Circle
                         Delray Beach, FL 33445

     Angela M. Raidl has sole investment power and sole voting power over the shares set forth in the above table.

     (b) Security Ownership of Management

     The following table sets forth security ownership information (on a Post-reverse split adjusted basis, as of the close of business on April 19, 1999, for any director, executive officer or group of the Company's voting securities:


     Title of            Name of                  Amount of      Percent
     Class               Beneficial Owner         Ownership      of Class
     ---------------------------------------------------------------------------
     Common Stock        Angela M. Raidl          1,016,291      43.36%
                         1951 Tavern Road
                         Alpine, California 91901

     Common Stock        Stephen F. Owens                 0        0.0%
                         1951 Tavern Road
                         Alpine, California 91901

     Common Stock        All Directors & Officers
                         as a Group (2 Persons)   1,016,291       43.36%

     (c) Change in Control.

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

     Item 5. Directors, Executive Officers, Promoters and Control Persons

     (a) Identity of Directors and Executive Officers.


     Name and Address         Age       Position            Term    Served Since
     ---------------------------------------------------------------------------
     Stephen F. Owens         39        President, CEO,     1 Year    1992
     1951 Tavern Road                   and Director
     Alpine, California 91901

     Angela M. Raidl          38        Vice President,     1 Year    1992
     1951 Tavern Road                   Treasurer,
     Alpine, California 91901           Secretary and Director

     Each of the persons listed in the above table possesses sole investment power and sole voting power over the shares set forth in the above table.

     There are no arrangements or understandings between any of the directors or executive officers, or any other person or persons pursuant to which they were selected as directors and/or officers

     Stephen F. Owens - Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Owens, a native of New York and a resident of California, has served as Chief Executive Officer and President since the company's inception. Mr. Owens has 10 years experience in the fire retardant industry, specializing in product evaluations, sales and marketing. Mr. Owens is able to quickly recognize future market requirements and develop effective short range action and long term plans to capitalize on new opportunities. Mr. Owens was Vice President of Sales for International Research Center from 1987 to 1989 prior to founding American Fire Retardant Corporation. He is a member of the National Fire Protection Association. Mr. Owens co-authored along with Mr. Edward E. Friloux the Fire Retardant Applicator's Manual, which has been under copyright protection with the Library of Congress Number TX 3-878-798 since 11 August 1994. Prior to his entry into the fire retardant industry, Mr. Owens served in the United States Army.

     Angela M. Raidl - Vice President, Treasurer, Secretary and a Director. Ms. Raidl, a native of Louisiana and a resident of California, has served as officer and director since the company's inception. Ms. Raidl has 10 years experience in the fire retardant industry, specializing in the management and administration of the day to day responsibilities of the company, including training all clerical staff, cash flow management, receivables, payables, payroll, purchasing and personnel. Ms. Raidl also heads the operations division of American Fire's Fabric Treatment Division, monitoring quality control, researching new ways of increasing production, in addition to soliciting new accounts for this division. Ms. Raidl has held administrative positions for 18 years. She attended Nicholls State University and the University of Southwestern Louisiana, studying Business Administration at both. Ms. Raidl is a Licensed Certified Applicator by the State of California and is a member of the National Fire Protection Association.

     Other Key Advisors and Consultants
     ----------------------------------

     The Company has retained Presidio Capital & Management Corp. of Deerfield Beach, Florida as its financial consultant and advisor, effective on June 11, 1998 by written Consulting Agreement entered into on that date ("Consulting Agreement"). The Consulting Agreement provides that Presidio or its broker-dealer affiliate, Capstone Partners, L.C. ("Capstone") will perform work and render services in connection with the completing of a business plan and offering documentation necessary in conducting a Rule 504 offering of the Company's Common Stock. Additionally, the Consulting Agreement permits Presidio to nominate one director on the board of directors to represent any new group of investors that subscribe to the Offering, assuming the board of directors is no larger than five members. If the board of directors is expanded to seven members, then Presidio has the right to nominate two of such directors. This provision contained in the Consulting Agreement obligates the Company to permit such board composition for a term of five years after the date that the Offering terminates. In exchange for its services under the Consulting Agreement, Presidio or its broker-dealer affiliate, Capstone, were to receive certain compensation established as a set fee and based upon the success of the Offering. The Rule 504 offering was terminated on January 6, 1999 with no shares being sold under said offering.

     A copy of the Consulting Agreement with Presidio Capital is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     (1) Directorships

     No Director of the Company or person nominated or chosen to become a director holds any other directorship in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any other company registered as an investment company under the Investment Company Act of 1940.

     (a) Identity of Significant Employees.

     The Company has one employee, Mr. Bruce Raidl, who is not an executive officer, but is expected to make a significant contribution to the Company's business. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to the Company's operations. Members of management are the only persons who may be deemed to be promoters of the Company

     (b) Family Relationships.

     Stephen F. Owens, the President and Chairman of the Board is the husband of Angela M. Raidl, the Vice President, Treasurer, Secretary and a director. Additionally, Bruce Raidl, an employee of the Company is the brother of Angela Raidl. Other than the husband-wife relationship of Mr. Owens and Mrs. Raidl, and the brother-sister relationship of Ms. Raidl and Mr. Raidl, there is no family relationship between any director or executive officer of the Company.

     (c) Involvement in Certain Legal Proceedings

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation
        ----------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE
                           ---------------------------

                                                                            Long Term Compensation
                                                                 --------------------------------------------------
                                  Annual Compensation                           Awards              Payouts
                    -----------------------------------------------------------------------------------------------
                                                                                Securities               All
                                                       Other                    Underlying               Other
                                                       Annual    Restricted     Options/       LTIP      Compen-
Name and            Year or                            Compen-   Stock          SAR's          Payouts   sation
Principal           Period    Salary         Bonus     sation)   Awards         (#)            ($)       ($)
Position            Ended     ($)            ($)       ($)
(a)                 (b)       (c)            (d)       (e)       (f)            (g)            (h)       (i)
-------------------------------------------------------------------------------------------------------------------
Angela M. Raidl     1998       $41,346.00    0         0         0              0              0         0
Vice President
CFO and Secretary

Stephen F. Owens    1998       $ 1,500.00    0         0         0              0              0         0
President and
CEO

Bruce Raidl         1998       $50,000.00    0         0         0              0              0         0
Employee

Edward Friloux      1998       $32,200.00    0         0         0              0              0         0
Employee

     Keyman Life Insurance
     ---------------------

     The Company does not presently own life insurance covering the death of any officer, director or key employee of the Company. The Company is planning to purchase such insurance in order to provide adequate funding for the Company's repurchase of shares of Common Stock from the estate of any officer or director as a result of death, and to provide the Company with capital to replace the executive loss. However, the Company can make no assurance if and when such life insurance coverage will be obtained, and if available, whether the premiums payable for coverage will be reasonable.

     Directors' and Officers' Insurance
     ----------------------------------

     The Company is exploring the possibility of obtaining directors' and officers' liability insurance. The Company has obtained several premium quotations but has not entered into any contractual arrangements with any insurance company to provide said coverage as of the date of this Offering Memorandum. Furthermore, there is no assurance that the Company will be able to obtain such coverage in the future, or that if the coverage is obtainable that the premiums will not be prohibitive.

                   EMPLOYMENT CONTRACTS/STOCK INCENTIVE PLANS
                   ------------------------------------------

     Management Employment Agreements and Compensation
     -------------------------------------------------

     The Company previously entered into written employment agreements effective October 7, 1997 with several key members of the management team, which included Stephen F. Owens, Angela M. Raidl, Bruce E. Raidl and Edward E. Friloux, Sr. Each of these employment agreements established a base monthly salary for the Company's officers, which base salary was to commence as of February 1, 1998. The monthly base salaries for each of the above four individuals were set pursuant in their respective employment agreements as follows:

          Stephen F. Owens .....................   $6,000
          Angela M Raidl ........................  $5,000
          Bruce F. Raidl ......................... $5,000
          Edward E. Friloux, Sr. ...............   $3,500

     Prior to these employment agreements becoming effective, all of the above individuals mutually agreed that the agreements were null and void and of no force or effect. All of the above individuals have executed written agreements canceling such employment agreement with the exception of Mr. Edward Friloux who has since refused to cancel his employment agreement. On April 28, 1999 the Company terminated Mr. Friloux for failure to report to work and failure of performance of his duties.

                                  KEY EMPLOYEES
                                  -------------

     At the date of this registration statement, the Company has no other employees that could not be replaced with other non-skilled labor. However, if the Company is to grow, additional key personnel will be needed in the areas of marketing, sales, and new product development. As the company expands, additional sales, marketing, production, and support staff will be added.

Item 7. Certain Relationships and Related Transactions
        ----------------------------------------------

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS
                     ---------------------------------------

     There have been several significant transactions entered into between the Company and its management during the course of its development. Each of the officers and directors of the Company may engage in other businesses, either individually or through partnerships or corporations in which they have an interest, hold an office or serve on boards of directors. Certain conflicts of interest may arise between the Company and its officers and directors. All of the officers and directors may have other business interests to which they devote their time.

     The Company attempts to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

     During the course of the previous three years, several officers and directors of the Company, as set forth below have received shares of the Company's Common Stock in exchange for their services to the Company and in lieu of cash compensation to which they would have been entitled.

     On April 1, 1997 the Company issued 3,333 post-reverse split adjusted shares of restricted Common Stock to John E. Domingue, a former director and officer of the Company exchange for his services with organization the business and the development of the business plan. These shares were issued at $0.84 per share on a post-reverse split adjusted basis. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Domingue was, at the time of the issuance of said shares, an officer and director of the Company and possessed all information about the Company to make an informed investment decision.

     The Company has also borrowed cash for working capital from certain officers and directors as well as other shareholders of the Company. Each loan has been documented by the Company's promissory notes, which are generally described below, and all loans are current. The Company believes that the terms of all of the loan transactions described herein are based upon terms which are no more or less favorable than terms which would have been agreed to by persons unaffiliated with the Company and that all of the transactions set forth below are otherwise fair to the Company and its shareholders:

     Warren Guidry Note. On October 3, 1997, the Company borrowed the principal sum of $100,000 from Warren Guidry, a shareholder of the Company. Interest accrues at the rate of 10.50% per annum simple interest. Additionally, in consideration for making the loan to the Company, the Company issued 16,667 post-reverse split adjusted shares of Common Stock to the lender. The note was due and payable in 120 days and the note is now past due. On May 10, 1999, Mr. Guidry granted the Company and extension of until August 31, 1999 provided that the Company make agreed upon principal and interest payments of $3,735.37 per month. Mr. Guidry agree to negotiate a further extension on or before August 31, 1999 provided that the Company keeps current on all payments to him.

     Issuance of shares to Founders. On October 16, 1997, AFRC Wyoming realizing that it had failed to issue some 756,350 post-reverse split adjusted shares of Common Stock to its founders resulting from the prior acquisition in 1995 of AFRC LA issued a total of 756,350 post-reverse split adjusted shares as follows:

          Name                     Shares
          ----------------------------------------------------------------------
          Angela Raidl ..........  382,500 post-reverse split adjusted shares
          Bruce Raidl ...........  166,667 post-reverse split adjusted shares
          Edward E. Friloux .....   78,667 post-reverse split adjusted shares
          David Ian Foster ......   44,500 post-reverse split adjusted shares
          Richard Rosenberg .....   41,667 post-reverse split adjusted shares
          Rod Guidry Jr. ........   34,017 post-reverse split adjusted shares
          David Aucion ..........    8,333 post-reverse split adjusted shares

         No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. All of the above individuals were, at the time when said shares were to have been issued, were founders of the Company and possessed all information about the Company to make an informed investment decision.

     Richard Rosenberg Note Consolidation and Conversion. On March 31, 1999, the Company entered into an agreement with Richard Rosenberg, a shareholder and former director of the Company, which agreement was amended on April 12, 1999, under Mr. Rosenberg agreed to the convert $34,411.45 of the $77,545.79 debt owing to him by the Company, into 49,159 post-split shares of restricted Common Stock at the rate of $0.70 per share. The price per shares was determined through the negotiations between the Company and Mr. Rosenberg as part of the negotiations in resolving the consolidation of and conversion of the notes owing to Mr. Rosenberg as set forth below.

     Mr. Rosenberg further agreed to consolidate all notes and loans made by him to the Company into one note with a principal balance of $43,134.34, with interest thereon at the rate of 6.0% interest. The Company will make month payments of $2,500 per month for 18 months commencing on May 1, 1999.

     In consideration for Mr. Rosenberg's agreement to convert a portion of his debt to common stock and consolidate the note and loans made by him to the Company into one note with a reduced interest rate of 6.0%, the Company agreed to issues Mr. Rosenberg 15,968 shares of restricted common stock.

     Copies of the Agreement dated March 31, 1999, as amended April 12, 1999, along with the consolidated promissory note are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     There have been no preliminary contact or discussion by any of the Company's officers, directors, promoters, their affiliates or associates with any representatives of the owners of any business or company regarding the possibility of any acquisitions or mergers transactions, and there are no present plans, proposals, arrangements or understandings with any person or company regarding the possibility of any acquisitions or merger transaction.

                           TRANSACTIONS WITH PROMOTERS
                           ---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8. Description of Securities
        -------------------------

     The  Company  has  one  class  of  securities  authorized,   consisting  of
25,000,000 authorized shares of common stock with a par value of $0.001 per share, of which 2,343,788 shares are issued and outstanding.

                                  COMMON STOCK
                                  ------------

     The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     The shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights.

     In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities of the company. All shares of the common stock now outstanding are fully paid and non-assessable.

                     OUTSTANDING STOCK OPTIONS AND WARRANTS
                     --------------------------------------

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

                                CHANGE IN CONTROL
                                -----------------

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                     PART II
                                     -------

Item 1. Market Price Of And Dividends On The Company's Common Equity And Related Stockholder Matters
        ------------------------------------------------------------------------

     Market Information. There has never been any established "public market" for shares of common stock of the Company. The Company has submitted for listing and quotation on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). If approved for quotation, there can be no assurance that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or may have a substantial adverse impact on any such public market.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     Holders. The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 184.

     Dividends. The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings
        -----------------

     Alman v. AFRC Florida
     ---------------------

     The Company was involved in litigation in the calendar year 1997. The Company's former subsidiary, AFRC Florida was a party defendant in the matter Allen E. Alman and Phyllis S. Alman v. American Fire Retardant Corporation of Florida and Stephen F. Owens, Dade County Florida, Case No. 97-7203 CA 09. The matter was a dispute over the terms of a Stock Purchase Agreement entered into in September 1993 with regard to the purchase by AFRC Florida of all the stock and assets of Apco Equipment Sale Corporation dba Thoro-Sheen Company. This matter was resolved in July 1997 wherein AFRC Florida and Mr. Owens agreed to pay to Mr. And Mrs. Almans the total sum of $51,550, payable $5,775.00 on or before July 15, 1997, $5,775.00 on or before August 30, 1997 and the balance of $40,000 in installments of $1,800.00 per month for 24 months commencing on September 30, 1997, until paid in full.

     All payments were made in a timely manner pursuant to the terms of the Joint Stipulation and the final payment was made on September 15, 1999.

     Halvelin v. AFRC
     -----------------

     The Company is a party defendant in the matter of Havelin v. American Fire Retardant Corporation, United States District Court, Southern District of Mississippi, Case No. 1-99CV156GR. The Plaintiff, Jennifer L. Havelin was suing the Company alleging that the Company discriminated against the Plaintiff because of Plaintiff's sex, a female. The Plaintiff originally filed a claim with Equal Employment Opportunity Commission ("EEOC") in May 15, 1998 alleging discrimination and that Plaintiff had been laid off because she was a female. On January 29, 1999 the EEOC dismissed Plaintiffs claim as being without merit. This action arose from the same facts set forth by Plaintiff in her claim with the EEOC. Further, pursuant to Title VII the Plaintiff had 90 days (i.e. until May 1, 1999) to file a lawsuit in Federal Court with regard to this matter. The Plaintiff filed her action beyond the prescribed time period.

     On August 25, 1999, the Company settled this matter for a total sum of $5,000 paid by the Company to Ms. Havelin.

     As a result of the resolution of the above matters, the costs of litigation associated with those matters have ceased and therefore there is no further effect on the results of operations and liquidity.

     With the exception of the legal proceedings set forth above, the Company is not presently a party to any litigation, claim, or assessment. Further, the Company is unaware of any unasserted claim or assessment, which will have a material effect on the financial position or future operations of the Company.

     Delinquent Payroll Taxes
     ------------------------

     The Company owes the Internal Revenue Service $219,582 for prior delinquent payroll taxes by the Company's former subsidiaries, AFRC Florida and AFRC Louisiana. These payroll taxes became delinquent starting in the 3rd quarter of 1997 through the 4th quarter of 1998. The total delinquent payroll tax liabilities are $101,403 attributed to AFRC Florida and $118,178 attributed to AFRC Louisiana. The Company has retained the tax counsel of Royston & Hebert in Lafayette, Louisiana to represent the Company before the Internal Revenue Service and the Company is currently submitting an Offer and Compromise work-out agreement to obtain a substantial reduction of the outstanding payroll tax balance due. The Company has since kept current with all present payroll and other tax obligations.

Item 3. Changes in and Disagreements with Accountants
        ---------------------------------------------

     There has been no change of the independent auditors of the Company and there are no disagreements with such independent auditors.

Item 4. Recent Sales of Unregistered Securities
        ---------------------------------------

     The following transactions describe the sales of the Company's securities over the last three years:

Transaction #1.
---------------

     In January 22, 1997, the Company issued a total of 1,667 post-reverse split adjusted shares of restricted Common Stock at a price of $1.62 per share on a post-reverse split adjusted basis. 833 post-reverse split adjusted shares to Jack Manckia and 834 post-reverse split adjusted shares to Julian Phillips, in conversion of a total of $2,700 owing by the Company to Messrs. Manckia and Philips. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Manckia and Mr. Philips were both lenders to the Company and possessed all information about the Company to make an informed investment decision.

Transaction #2.
---------------

     On April 1, 1997 the Company issued 3,333 post-reverse split adjusted shares of restricted Common Stock at a price of $0.84 per share on a post-reverse split adjusted basis, to John E. Domingue, a former director and officer of the Company exchange for his services with organization of the business and the development of the Company's business plan. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Domingue was, at the time of the issuance of said shares, an officer and director of the Company and possessed all information about the Company to make an informed investment decision.

Transaction #3.
---------------

     On October 16, 1997, the Company issued 50,833 post-reverse split adjusted shares of Common Stock to four individuals in consideration for their services and financial accommodations provided to the Company.

         16,667 post-reverse split adjusted shares were issued to Warren Guidry for Mr. Guidry's financial accommodations in making a loan of $100,000 to the Company.

         8,333 post-reverse split adjusted shares were issued to Julian Phillips for Mr. Phillips' financial accommodations in making a loan of $30,000 to the Company, and as interest on said a loan. Said shares were issued on a deemed value of $4.20 per share on a post-reverse split adjusted basis.

         833 post-reverse split adjusted shares were issued to Gerald Andrus at a price of $4.20 per share on a post-reverse split adjusted basis, in consideration for building maintenance and repair services provided by Mr. Andrus to the Company.

         8,333 post-reverse split adjusted shares were issued to Lewis Rosenberg at a price of $4.20 per share on a post-reverse split adjusted basis, in consideration for legal services provided by Mr. Rosenberg to the Company.

         16,667   post-reverse  split  adjusted  shares  were  issues  to  Rich
         Wambsgans at a price of $4.20 per share on a post-reverse split adjusted basis, in consideration for his consulting and financial services to the Company. Mr. Wambsgans is an accredited investors.

     No underwriters were used in any of these transactions. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. All parties had a direct relationship with the Company and possessed all information about the Company to make an informed investment decision.

Transaction #4.
---------------

     On October 16, 1997, AFRC Wyoming realizing that it had failed to issue some 756,350 post-reverse split adjusted shares of Common Stock to its founders resulting from the prior acquisition in 1995 of AFRC LA issued a total of 756,350 post-reverse split adjusted shares as follows:

          Name                     Shares
          ----------------------------------------------------------------------
          Angela Raidl ..........  382,500 post-reverse split adjusted shares
          Bruce Raidl ...........  166,667 post-reverse split adjusted shares
          Edward E. Friloux .....   78,667 post-reverse split adjusted shares
          David Ian Foster ......   44,500 post-reverse split adjusted shares
          Richard Rosenberg .....   41,667 post-reverse split adjusted shares
          Rod Guidry Jr. ........   34,017 post-reverse split adjusted shares
          David Aucion ..........    8,333 post-reverse split adjusted shares

         No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. All of the above individuals were, at the time when said shares were to have been issued, were founders of the Company and possessed all information about the Company to make an informed investment decision.

Transaction #5.
---------------

     Private Placement Offering dated October 20, 1997 consisting of 250,000 post-reverse split adjusted shares of Common Stock under which all 250,000 post-reverse split adjusted shares of Common Stock were sold pursuant to an exemption from registration provided by Rule 504, at a price of $0.12 per share on a post-reverse split adjusted basis, for a total of $30,000 to the following:

     Gooding Investments, Ltd. .... 100,000 post-reverse split adjusted shares
     Glen Agar Investments, Ltd. .. 100,000 post-reverse split adjusted shares
     Victor Keel ..................  50,000 post-reverse split adjusted shares

Transaction #6.
---------------

     Private Placement Offering dated October 27, 1997 consisting of 135,667 post-reverse split adjusted shares of Common Stock under which a total of 42,905 post-reverse split adjusted shares of Common Stock were sold between October 27, 1997 and July 1998, at $4.20 per share on a post-reverse split adjusted basis, for a total of $197,000 raised. The securities were sold pursuant to an exemption from registration provided by Rule 504 to a class of investors being comprised of both accredited and non-accredited investors who were residents of various states. 380 of said shares represent fractional shares rounded up as a result of the reverse stock split.

Transaction #7.
---------------

     On December 28, 1998, the Company issued and aggregate of 255,923 post-reverse split shares of Common Stock to five individuals in consideration cash, services and in correction of a prior transfer.

         96,590 post-reverse split adjusted shares were issued to Edward E. Friloux in consideration for their chemical engineering services provided by Mr. Friloux to the Company valued at $17,386.

         112,500  post-reverse  split  adjusted  shares were issued to David Ian
         Foster  in  consideration  for  their  chemical   engineering  services
         provided by Mr. Foster to the Company valued at $19,205.

         33,333 post-reverse split adjusted shares were issued to Angela Raidl who in May 1998 in error transferred 33,000 post-reverse split adjusted shares to Ruth and Richard Rosenberg for financial accommodations provided by Mr. and Mrs. Rosenberg to the Company. Said shares should have been issued from the Company and not from Mrs. Raidl personally. Accordingly, the issuance of these 33,333 post-reverse split adjusted shares were to repay Ms. Raidl for her shares transferred on behalf of the Company to Mr. and Mrs. Rosenberg.

         6,750 post-reverse split adjusted shares were issued to Lewis Rosenberg for interest expense of $2,363 on loans made by Lewis Rosenberg to the Company.

         6,750 post-reverse split adjusted shares were issued to Richard Rosenberg for interest expense of $2,362 on loans made by Richard Rosenberg to the Company.

         No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. All parties had a direct relationship with the Company and possessed all information about the Company to make an informed investment decision.

Transaction #8.
---------------

     On March 31, 1999, the Company entered into an agreement with Richard Rosenberg, a shareholder and former director of the Company, which agreement was amended on April 12, 1999, under Mr. Rosenberg agreed to the convert $34,411.45 of the $77,545.79 debt owing to him by the Company, into 49,159 post-reverse split adjusted shares of restricted Common Stock at the rate of $0.70 per share, which price was negotiated at arms length between the Company and Mr. Rosenberg. Mr. Rosenberg further agreed to consolidate all notes and loans made by him to the Company into one note with a principal balance of $43,134.34, with interest thereon at the rate of 6.0% interest. The Company will make month payments of $2,500 per month for 18 months commencing on May 1, 1999. In consideration for Mr. Rosenberg's agreement to convert a portion of his debt to common stock and consolidate the note and loans made by him to the Company into one note with a reduced interest rate of 6.0%, the Company agreed to issues Mr. Rosenberg 15,968 post-reverse split adjusted shares of restricted common stock. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933 and Mr. Rosenberg is an accredited investors.

Item 5. Indemnification of Directors and Officers
        -----------------------------------------

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role.

     Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751 (4) of the NRS limits  indemnification under Sections 78.751
(1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

     The Articles of Incorporation provide for above-referenced indemnification provisions of the NRS. This right to indemnification continues as to persons who have ceased to be agents of the Company and inures to the benefit of such persons' heirs, executors and administrators.

                                    PART F/S

                          AMERICAN FIRE RETARDANT CORP.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998


                                    Contents
                                   ----------
                                                                      Page
                                                                      ----
         Independent Auditors' Report ............................... 49
         Consolidated Balance Sheets ................................ 50
         Consolidated Statements of Operations ...................... 52
         Consolidated Statements of Stockholders' Equity (Deficit)... 53
         Consolidated Statements of Cash Flows ...................... 54
         Notes to the Consolidated Financial Statements ............. 56

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
American Fire Retardant Corporation and Subsidiary
San Diego, California


We have audited the accompanying consolidated balance sheet of American Fire Retardant Corporation and Subsidiary as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Fire Retardant Corporation and Subsidiary as of December 31, 1998 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Jones, Jensen & Company
Salt Lake City, Utah
March 10, 1999

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                           Consolidated Balance Sheets

                                     ASSETS

                                                        December 31,
                                                       -------------
                                                           1998
                                                       -------------
CURRENT ASSETS
   Inventory (Note 1)                                  $     140,495
   Accounts receivable, net (Notes 1 and 4)                  472,302
                                                       -------------

     Total Current Assets                                    612,797
                                                       -------------

PROPERTY AND EQUIPMENT (Notes 1 and 3)                       196,603
                                                       -------------

OTHER ASSETS

   Restricted cash (Note 4)                                   71,519
   Deferred charges, net                                      72,500
   Deposits and other assets                                  16,372
                                                       -------------

     Total Other Assets                                      160,391
                                                       -------------

     TOTAL ASSETS                                      $     969,791
                                                       =============

 The accompanying notes are an integral part of these consolidated financial statements.


                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                        December 31,
                                                       -------------
                                                           1998
                                                       -------------
CURRENT LIABILITIES

   Cash overdraft                                      $       9,462
   Accounts payable                                           65,887
   Accrued expenses (Note 9)                                 229,321
   Unearned revenue                                           42,690
   Shareholder loans (Note 6)                                215,700
   Notes payable, current portion (Note 5)                   225,697
   Line of credit (Note 4)                                   418,869
                                                       -------------

     Total Current Liabilities                             1,207,626
                                                       -------------

LONG-TERM LIABILITIES

     Notes payable (Note 5)                                   94,668
                                                       -------------

     Total Liabilities                                     1,302,294

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, no par value; unlimited number of
    shares authorized, 2,278,661 shares issued and
    outstanding                                              874,369
   Accumulated deficit                                    (1,206,872)
                                                       -------------

     Total Stockholders' Equity (Deficit)                   (332,503)
                                                       -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)   $     969,791
                                                       =============


 The accompanying notes are an integral part of these consolidated financial statements.


                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                      Consolidated Statements of Operations


                                                            For the Years Ended
                                                                December 31,
                                                       ---------------------------------
                                                           1998               1997
                                                       -------------       -------------
NET SALES                                              $   2,059,896       $   1,906,935

COST OF SALES                                                546,087             787,488
                                                       -------------       -------------

GROSS MARGIN                                               1,513,809           1,119,447
                                                       -------------       -------------

EXPENSES

   Selling, general and administrative                     1,712,784           1,212,230
   Depreciation and amortization expense                      39,286              23,495
   Bad debt expense                                           17,370              39,523
                                                       -------------       -------------

     Total Expenses                                        1,769,440           1,275,248
                                                       -------------       -------------

LOSS FROM OPERATIONS                                        (255,631)           (155,801)
                                                       -------------       -------------

OTHER EXPENSES

   Interest expense                                         (255,473)           (222,124)
                                                       -------------       -------------

     Total Other Expenses                                   (255,473)           (222,124)
                                                       -------------       -------------

LOSS BEFORE INCOME TAXES                                    (511,104)           (377,925)

PROVISION FOR INCOME TAXES (Note 1)                              -                   -
                                                       -------------       -------------

NET LOSS                                               $    (511,104)      $    (377,925)
                                                       =============       =============

BASIC LOSS PER SHARE                                   $       (0.25)      $       (0.34)
                                                       =============       =============

FULLY DILUTED LOSS PER SHARE                           $       (0.25)      $       (0.34)
                                                       =============       =============

BASIC WEIGHTED AVERAGE SHARES                              2,059,754           1,100,105
                                                       =============       =============

FULLY DILUTED WEIGHTED AVERAGE SHARES                      2,059,754           1,100,105
                                                       =============       =============

 The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
            Consolidated Statements of Stockholders' Equity (Deficit)



                                         Common Stock            Stock
                                   ------------------------      Subscriptions  Accumulated
                                    Shares        Amount         Receivables    Deficit
                                   ---------------------------------------------------------
Balance, December 31, 1996           913,650      $  318,886     $      -       $  (317,843)

Stock issued for cash                292,499         208,500        (30,000)            -

Additional founders' shares issued   756,350             -              -               -

Stock issued for services             54,167         216,301            -               -

Stock issued for conversion
 of note payable                       1,667           2,700            -               -

Stock issuance costs                     -           (14,000)           -               -

Net loss for the year ended
 December 31, 1997                       -               -              -          (377,925)
                                   ---------      ----------     ----------     -----------

Balance, December 31, 1997         2,018,333         732,387        (30,000)       (695,768)

Common stock issued for cash           4,405          18,500            -               -

Receipt of stock subscription            -               -           30,000             -

Common stock issued for
 services and interest               255,923          52,982            -               -

Contribution of capital by
 shareholder for services
 rendered                                -            70,500            -               -

Net loss for the year ended
 December 31, 1998                       -               -              -          (511,104)
                                   ---------      ----------     ----------     -----------

Balance, December 31, 1998         2,278,661      $  874,369     $      -       $(1,206,872)
                                   =========      ==========     ==========     ===========

 The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                      Consolidated Statements of Cash Flows


                                                            For the Years Ended
                                                                December 31,
                                                       ---------------------------------
                                                           1998                 1997
                                                       -------------       -------------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net income (loss)                                    $    (511,104)      $    (377,925)
  Adjustments to reconcile net income (loss)
   to net cash provided (used) by operating activities:
    Common stock issued for services and interest             52,982             216,301
    Depreciation and amortization                             67,018              39,215
    Bad debt expense                                          17,370              39,523
    Capital contributed for services rendered                 70,500                 -
   Change in Assets and Liabilities:
    (Increase) decrease in accounts receivable               (56,192)           (327,997)
    (Increase) decrease in deferred charges                  (44,486)                -
    (Increase) decrease in deposits                           (6,683)             (6,124)
    (Increase) decrease in inventory                         (77,128)            (44,351)
    Increase (decrease) in cash overdraft                        -               (15,018)
    Increase (decrease) in accounts payable                  (21,308)              6,741
    Increase (decrease) in accrued expenses                  155,661               5,180
                                                       -------------       -------------

   Net Cash Provided (Used) by Operating Activities         (353,370)           (464,455)
                                                       -------------       -------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                                   (15,866)            (57,375)
                                                       -------------       -------------

       Net Cash (Used) by Investing Activities               (15,866)            (57,375)
                                                       -------------       -------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Payment of  stock offering costs                               -               (14,000)
  Proceeds from sale of common stock                          48,500             178,500
  Proceeds from notes payable - related                      129,000             129,700
  Payments on notes payable - related                        (85,300)            (41,322)
  Proceeds from notes payable                                382,590             114,413
  Proceeds from lines of credit                                  -               296,404
  Payment on lines of credit                                 (79,517)                -
  Payment on notes payable                                   (47,891)            (57,954)
                                                       -------------       -------------

       Net Cash Provided by Financing Activities       $     347,382       $     605,741
                                                       -------------       -------------

 The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                Consolidated Statements of Cash Flows (Continued)


                                                            For the Years Ended
                                                                December 31,
                                                       ---------------------------------
                                                           1998                 1997
                                                       -------------       -------------
NET INCREASE (DECREASE) IN CASH                        $     (21,854)      $      83,911

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                83,911                 -
                                                       -------------       -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR               $      62,057       $      83,911
                                                       =============       =============

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR

  Interest                                             $     208,490       $     114,424
  Income taxes                                         $         -         $         -

NON-CASH FINANCING ACTIVITIES

  Stock issued for conversion of note payable          $         -         $       2,700


 The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Organization

     The consolidated financial statements include those of American Fire Retardant Corporation (a Wyoming corporation) (the Company) and its wholly-owned subsidiary, American Fire Retardant Corporation (a Florida corporation)(Subsidiary).

     The Company was originally incorporated in Louisiana on June 29, 1993. On July 24, 1995, the Company applied for and received approval from the State of Wyoming to be domesticated in Wyoming without any break in corporate existence.

     The Subsidiary was incorporated in the State of Florida on November 20, 1992 and was qualified to do business in California on March 4, 1994.

     The Company and Subsidiary have offices in Louisiana and California and provide services relating to fabric treatment and other fire retardant activities.

     The Company has an unlimited number of no par value common shares authorized.

     b. Accounting Method

     The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

     c. Cash and Cash Equivalents

     Cash  equivalents  include  short-term,   highly  liquid  investments  with
     maturities of three months or less at the time of acquisition.

     d. Accounts Receivable

     Accounts receivable are shown net of an allowance for doubtful accounts of $13,952 at December 31, 1998.

     e. Basic Loss Per Share

     The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during each period presented.

     f. Principles of Consolidation

     The  consolidated  financial  statements  include  those of  American  Fire
     Retardant Corporation and its wholly-owned subsidiary, American Fire Retardant Corporation (California). All significant intercompany transactions and accounts have been eliminated in the consolidation.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     g. Property and Equipment

     Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods as follows:

          Machinery and equipment                 4-5 years
          Vehicles                                  5 years
          Building                               39.5 years
          Furniture and fixtures                    5 years
          Leasehold improvements                    7 years

     Depreciation expense for the years ended December 31, 1998 and 1997 was $33,433 and $32,389.

     h. Revenue Recognition

     Revenue is recognized upon completion of fire retardant and prevention projects and upon delivery of fire prevention materials.

     i. Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     j. Concentrations of Risk

     Cash

     At times, the Company has demand deposits in excess of amounts protected by FDIC insurance.

     Accounts Receivable

     Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risk in the normal course of its business.

     Sales

     The Company had one customer in 1998 who accounted for 17% of the net sales.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     k. Provision for Income Taxes

     No provision for income taxes has been accrued because the Company has net operating loss carryovers. The net operating loss carryforwards of approximately $1,139,000 at December 31, 1998, expire in 2013. No tax benefit has been reported in the consolidated financial statements because the Company is uncertain if the carryforwards will expire unused.
     Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

     l. Inventory

     Inventories are stated at the lower of cost or market value using the first-in, first-out method of valuation.

     m. Advertising

     The Company expenses advertising costs as they are incurred.

     n. Deferred Charges

     Formulation 238

     In November 1998, the Company acquired Formulation 238 for $45,000. The Company paid $25,000 prior to year end and owed $20,000, which is recorded as a note payable. The cost of $45,000 is being amortized over a five year life and is shown net of accumulated amortization of $1,500 at December 31, 1998 in the deferred charges.

     Fabric Protection

     In 1995, the Company purchased various pieces of equipment and customer lists for $40,000. The amount is being amortized over a 5 year period and is shown net of $24,000 of accumulated amortization at December 31, 1998 as part of the deferred charges.

     Thorosheen

     In July 1997, the Company purchased various customer lists and technologies for $40,000. The amount is being amortized over a 2 year period and is shown net of $27,000 of accumulated amortization.

     Amortization expense for the three acquisitions for the years ended December 31, 1998 and 1997 was $33,585 and $6,826, respectively.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     o. Change in Accounting Principle

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earning Per Share." SFAS o. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal
     1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

     The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     o. Change in Accounting Principle (Continued)

     In February 1998,  the Financial  Accounting  Standards  Board ("FASB") has
     issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. Management believes the adoption of this statement will have no material impact on the Company's financial statement.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.
     Management believes the adoption of this statement will have no material impact on the Company's financial statements.

     p. Reverse Stock Split

     In September 1998, the Board of Directors authorized a 1-for-12 reverse stock split. All references to common stock have been retroactively restated.

NOTE 2 - GOING CONCERN

     These consolidated financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern.

     Management is presently pursuing plans to increase sales volume, reduce administrative costs, and improve cash flows as well as obtain additional financing through stock offerings. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31, 1998:


                                                  December 31,
                                                      1998
                                                  --------------
          Machinery and equipment                 $    112,924
          Vehicles                                      84,427
          Building                                      90,733
          Land                                          10,000
          Furniture and fixtures                        20,038
          Leasehold improvements                         5,324
                                                  --------------
                                                       323,446
              Less accumulated depreciation           (126,843)
                                                  --------------

                                                  $    196,603

     The Company signed an oil, gas and mineral lease on October 31, 1997 with a Texas corporation on the land in Broussard, Louisiana. The lease is for the initial term of 3 years with minimum annual rents of $200 per year. The Company has not received any royalty revenue in the years ended December 31, 1998 or 1997.

NOTE 4 - LINE OF CREDIT

     The Company has entered into a purchase and security agreement with Private Capital, Inc. (Private Capital) wherein the Company may take advances against its accounts receivables. The balance due Private Capital at December 31, 1998 was $418,869. The Company is required to maintain a reserve account balance of 22% of the total advances. Because of a timing issue at December 31, 1998, the Company only had a reserve of 17%. The reserve account balance at December 31, 1998 was $71,519. Private Capital charges the Company an 8% discount on all receivables purchased

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 5 - NOTES PAYABLE

     Notes payable at December 31, 1998 consisted of the following:


                                                                                December 31,
                                                                                    1998
                                                                                ------------
     Note payable to a bank secured by property and equipment,
     interest at 8.5% on the outstanding balance, principal and
     interest payments of $925, due monthly, maturing January 2002.             $  64,837

     Note payable to a bank, secured by property accruing
     interest at 7.75%, principal and  interest payments of
     $867 due monthly, maturing September 2001.                                    26,364

     Note payable to a bank, secured by equipment accruing
     interest at 12.5%, with a balloon payment due December 1997.                  12,005

     Notes payable to a bank, secured by vehicles, accruing interest at
     8.9%, principal and interest payments of $866,
     maturing October 2001.                                                        26,552

     Note payable to St. Martin Bank bearing interest at 11.75%,
     secured by building and due on February 2, 1999.                             155,604

     Judgment payable, unsecured, requiring monthly payments
     of $1,800 bearing simple interest of 8% due October 1999.                     15,003

     Note  payable to an  individual  for the  purchase  of  technology requiring 4 monthly payments of $5,000, through April 1999,
     unsecured, non-interest bearing.                                              20,000
                                                                                ---------

         Total notes payable                                                      320,365

         Less: current portion                                                   (225,697)
                                                                                ---------
         Long-term notes payable                                                $  94,668
                                                                                =========

         Maturities of long-term debt are as follows:

         Year ending December 31:

               1999                                                             $ 225,697
               2000                                                                25,201
               2001                                                                23,686
               2002                                                                 7,868
               2003                                                                 8,930
               Thereafter                                                          28,983
                                                                                ---------

          Total                                                                 $ 320,365
                                                                                =========


                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 6 - SHAREHOLDER LOANS



                                                                                December 31,
                                                                                    1998
                                                                                ------------
     Note payable to shareholder, non-interest bearing, unsecured,
     due on demand.                                                             $   2,000

     Note payable to shareholder dated November 3, 1996 and February 3,
     1997, non-interest bearing, unsecured,
     due on demand.                                                                38,000

     Note  payable to  shareholder  dated  October  28,  1998,  bearing interest at 6.00%, guaranteed by the president of the Company,
     due on demand.                                                                75,700

     Note payable to shareholder dated October 3, 1997, bearing interest at 10.50%. Secured by Company stock and due
     August 1999.                                                                 100,000
                                                                                ---------

                                                                                $ 215,700
                                                                                =========

     All amounts are due on demand and are classified as current liabilities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases office space under a non-cancelable operating lease. The lease calls for monthly payments of $4,155 and expires May 31, 2002. The Company has leased an apartment in Louisiana which calls for monthly payments of $925 per month and expires on April 30, 1999. Future minimum lease payments are as follows:

                                   Amount
                                   ---------
          1999                     $ 53,560
          2000                       49,860
          2001                       49,860
          2002                       24,930
                                   ---------
          Total                    $178,210
                                   =========

     Rent expense for the years ended December 31, 1998 and 1997 was $63,244 and $70,346.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

     Employment Contract

     The Company has an employment contract with a key employee. Under the terms of this contract, the Company is committed to paying this individual $3,500 in salary per month through November 1, 2003. Salary expense under this contract for the years ended December 31, 1998 and 1997 was $38,500 and $-0-, respectively.

     Vehicle Leases

     The Company has leased two vehicles which call for combined monthly payments of $1,050 per month. The leases expire in 1998 and 2000. Future minimum lease payments are as follows:


          1999                     $ 25,661
          2000                        1,900
                                   --------
          Total                    $ 27,561
                                   ========

     Litigation

     The Company has had a judgment for $51,550 levied against it for non-payment for the Thorosheen purchase (Note 1). The balance owed at December 31, 1998 was $15,003. This balance requires monthly payments of $1,800 until paid in full (see also Note 5).

     Royalty Agreement

     The Company has committed to paying an individual $0.75 per gallon in royalties on the sale of Fyberix 2000V. The royalties are payable monthly. Royalty expense for the years ended December 31, 1998 and 1997 was $-0- and $-0-, respectively, as there have been no sales of Fyberix 2000V.

NOTE 8 - STOCK ISSUANCES

     On January 22, 1997, the Company issued 1,667 shares of common stock valued at $1.62 per share for the conversion of a note payable.

     On April 1, 1997, the Company issued 3,333 shares of common stock valued at $0.84 per share for consulting services.

     On October 16, 1997, the Company issued 756,350 shares of common stock valued at $0.00 as additional founders shares.

     On October 20, 1997, the Company issued 250,000 shares of common stock at $0.12 per share for cash.

     On October 16, 1997, the Company issued 50,833 shares of common stock valued at $4.20 per share for consulting services.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 8 - STOCK ISSUANCES (Continued)

     In October and November 1997, the Company issued 42,500 shares of common stock at $4.20 per share for cash.

     In January, March and May 1998, the Company issued 4,405 shares of common stock at $4.20 per share for cash.

     On December 20, 1998, the Company issued 209,090 shares of common stock valued at $0.175 per share for consulting services.

     On December 20, 1998, the Company issued 46,833 shares of common stock valued at $0.35 per share for interest expense.

NOTE 9 - ACCRUED EXPENSES

     Accrued expenses consisted of the following at December 31, 1998:

          Payroll taxes - federal and state       $196,771
          Accrued interest                          10,500
          Sales tax payable                         14,350
                                                  ---------
                                                  $221,621
                                                  =========

     The Company is delinquent in paying back payroll taxes. Interest and penalties have been accrued on the payroll taxes and are included of the $196,771. The Company has been current in their payments from June 1998 to date and is making additional monthly payments on the back taxes due.

NOTE 10 - SUBSEQUENT EVENT

     Change in Domicile

     On March 17, 1999, the Company and Subsidiary merged into American Fire Retardant Corporation, a Nevada corporation for the purpose of changing its domicile to Nevada.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS

                      March 31, 1999 and December 31, 1998

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                           Consolidated Balance Sheets

                                     ASSETS

                                                          March 31,             December 31,
                                                           1999                    1998
                                                       -------------            ------------
                                                       (Unaudited)
CURRENT ASSETS
   Cash                                                $       5,391            $        -
   Inventory                                                 124,249                 140,495
   Accounts receivable, net                                  455,005                 472,302
                                                       -------------            ------------

     Total Current Assets                                    584,645                 612,797
                                                       -------------            ------------

PROPERTY AND EQUIPMENT                                       195,305                 196,603
                                                       -------------            ------------

OTHER ASSETS

   Restricted cash                                            23,341                  71,519
   Deferred charges, net                                      62,850                  72,500
   Deposits and other assets                                  16,372                  16,372
                                                       -------------            ------------

     Total Other Assets                                      102,563                 160,391
                                                       -------------            ------------

     TOTAL ASSETS                                      $     882,513            $    969,791
                                                       =============            ============

 The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                     Consolidated Balance Sheets (Continued)


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                          March 31,             December 31,
                                                           1999                    1998
                                                       -------------            ------------
                                                       (Unaudited)
CURRENT LIABILITIES

   Cash overdraft                                      $         -              $      9,462
   Accounts payable                                           60,689                  65,887
   Accrued expenses                                          268,447                 229,321
   Unearned revenue                                           69,895                  42,690
   Shareholder loans                                         188,735                 215,700
   Notes payable, current portion                            199,147                 225,697
   Line of credit                                            375,467                 418,869
                                                       -------------            ------------

     Total Current Liabilities                             1,162,380               1,207,626
                                                       -------------            ------------

LONG-TERM LIABILITIES

   Notes payable                                              86,958                  94,668
                                                       -------------            ------------

     Total Liabilities                                     1,249,338               1,302,294
                                                       -------------            ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, no par value; unlimited number of
    shares authorized, 2,343,788 and 2,278,661
    shares issued and outstanding, respectively              919,958                 874,369
   Accumulated deficit                                    (1,286,783)             (1,206,872)
                                                       -------------            ------------

     Total Stockholders' Equity (Deficit)                   (366,825)               (332,503)
                                                       -------------            ------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                 $     882,513            $    969,791
                                                       =============            ============

 The accompanying notes are an integral part of these consolidated financial statements.

                                        AMERICAN FIRE RETARDANT CORPORATION
                                                  AND SUBSIDIARY
                                       Consolidated Statements of Operations
                                                    (Unaudited)

                                                          For the Three Months Ended
                                                                      March 31,
                                                       -------------------------------------
                                                           1999                    1998
                                                       -------------            ------------
                                                       (Unaudited)
NET SALES                                              $     552,243            $    405,443

COST OF SALES                                                171,627                 114,480
                                                       -------------            ------------

GROSS MARGIN                                                 380,616                 290,963
                                                       -------------            ------------

EXPENSES

   Selling, general and administrative                       371,110                 403,112
   Depreciation and amortization expense                      11,460                   1,381
   Bad debt expense                                            5,463                   8,577
                                                       -------------            ------------

     Total Expenses                                          388,033                 413,070
                                                       ------------             ------------

INCOME (LOSS) FROM OPERATIONS                                 (7,417)               (122,107)
                                                       -------------            ------------

OTHER EXPENSES

   Interest expense                                          (72,494)                (35,254)
                                                       -------------            ------------

     Total Other Expenses                                    (72,494)                (35,254)
                                                       -------------            ------------

LOSS BEFORE INCOME TAXES                                     (79,911)               (157,361)

PROVISION FOR INCOME TAXES                                       -                       -
                                                       -------------            ------------

NET LOSS                                               $     (79,911)           $   (157,361)
                                                       =============            ============

BASIC LOSS PER SHARE                                   $       (0.04)           $      (0.08)
                                                       =============            ============

FULLY DILUTED LOSS PER SHARE                           $       (0.04)           $      (0.08)
                                                       =============            ============

BASIC WEIGHTED AVERAGE SHARES                              2,278,661               2,019,884
                                                       =============            ============

FULLY DILUTED WEIGHTED AVERAGE SHARES                      2,278,661               2,019,884
                                                       =============            ============

 The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
            Consolidated Statements of Stockholders' Equity (Deficit)


                                         Common Stock            Stock
                                   ------------------------      Subscriptions  Accumulated
                                    Shares        Amount         Receivables    Deficit
                                   ---------------------------------------------------------
Balance, December 31, 1997         2,018,333         732,387        (30,000)       (695,768)

Common stock issued for cash           4,405          18,500            -               -

Receipt of stock subscription            -               -           30,000             -

Common stock issued for
 services and interest               255,923          52,982            -               -

Contribution of capital by
 shareholder for services
 rendered                                -            70,500            -               -

Net loss for the year ended
 December 31, 1998                       -               -              -          (511,104)
                                   ---------      ----------     ----------     -----------
Balance, December 31, 1998         2,278,661      $  874,369     $      -       $(1,206,872)

Common stock issued for
 debt conversion (unaudited)          49,159          34,411            -               -

Common stock issued for
 interest (unaudited)                 15,968          11,178            -               -

Net loss for the three months
 ended March 31, 1999
 (unaudited)                             -               -              -            (79,911)
                                   ---------      ----------     ----------     ------------
Balance, March 31, 1999
 (unaudited)                       2,343,788      $  919,958     $      -       $ (1,286,783)
                                   =========      ==========     ==========     ============


              The accompanying  notes are an integral part of these consolidated financial statements.

                                    Page 70

                                        AMERICAN FIRE RETARDANT CORPORATION
                                                  AND SUBSIDIARY
                                       Consolidated Statements of Cash Flows
                                                    (Unaudited)


                                                          For the Three Months Ended
                                                                      March 31,
                                                       -------------------------------------
                                                           1999                    1998
                                                       -------------            ------------
                                                       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                             $     (79,911)           $   (157,361)
  Adjustments to reconcile net loss to net cash
   provided  (used) by operating activities:
    Depreciation and amortization                             18,008                   3,248
    Bad debt expense                                           5,463                   8,577
    Stock issued for interest expense                         11,178                     -
   Change in Assets and Liabilities:
    (Increase) decrease in accounts receivable                11,834                 (61,563)
    (Increase) decrease in deposits                              -                    (6,683)
    (Increase) decrease in inventory                          16,246                 (13,961)
    Increase (decrease) in accounts payable                   (5,198)                 13,581
    Increase (decrease) in accrued expenses                   39,126                  50,546
    Increase (decrease) in unearned revenue                   27,205                   4,400
                                                       -------------            ------------

   Net Cash Provided (Used) by Operating Activities           43,951                (159,216)
                                                       -------------            ------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                                    (7,060)                (12,290)
                                                       -------------            ------------

       Net Cash (Used) by Investing Activities                (7,060)                (12,290)
                                                       -------------            ------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from notes payable - related                          -                       -
  Payments on notes payable - related                            -                       -
  Proceeds from sale of common stock                             -                    41,500
  Proceeds from notes payable                                    -                    25,400
  Proceeds from lines of credit                                  -                   183,364
  Paydown on line of credit                                  (43,402)                    -
  Payment on notes payable                                   (26,814)                (43,801)
                                                       -------------            ------------

Net Cash Provided (Used) by Financing Activities       $     (70,216)           $    206,463
                                                       -------------            ------------

 The accompanying notes are an integral part of these consolidated financial statements.

                                    Page 71

                                        AMERICAN FIRE RETARDANT CORPORATION
                                                  AND SUBSIDIARY
                                 Consolidated Statements of Cash Flows (Continued)
                                                    (Unaudited)

                                                          March 31,             December 31,
                                                           1998                    1998
                                                       -------------            ------------
                                                       (Unaudited)
NET INCREASE (DECREASE) IN CASH                        $     (33,325)           $     34,957

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                         62,057                  83,911
                                                       -------------            ------------

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                        $      28,732            $    118,868
                                                       =============            ============

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR

  Interest                                             $      56,437            $     35,254
  Income taxes                                         $         -                       -

NON-CASH FINANCING ACTIVITIES

  Common stock issued for debt                         $      34,411            $        -
  Common stock issued for interest                     $      11,178            $        -

 The accompanying notes are an integral part of these consolidated financial statements.

                                        AMERICAN FIRE RETARDANT CORPORATION
                                                  AND SUBSIDIARY
                                  Notes to the Consolidated Financial Statements
                                       March 31, 1999 and December 31, 1998


NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 1999 and 1998 and for all periods presented have been made.

     Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for the periods ended March 31, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

                                    PART III
                                    --------

ITEM 1. Index to Exhibits

     The following Exhibits are filed as a part of this Registration Statement:

     Exhibit
     Number    Description*
     --------------------------------------------------------------------------
     2.1(a)    Certificate of Merger from the State of Wyoming  regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(b)    Certificate  of  Merger  from the  State of  Louisiana  regarding
               Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(c) Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(d)    Acquisition Agreement and Plan of Merger regarding Merger of AFRC
               Louisiana with and into AFRC Wyoming.

     2.2(a) Certificate of Merger from the State of Florida regarding Merger of AFRC Florida with and into AFRC Wyoming.

     2.2(b) Certificate of Merger from the State of Wyoming regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(c) Florida Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(d) Wyoming Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(e)    Acquisition Agreement and Plan of Merger regarding Merger of AFRC
               Florida with and into AFRC Wyoming.

     2.3(a)    Articles  of Merger  regarding  Merger  regarding  Merger of AFRC
               Wyoming with and into AFRC Nevada (the "Company") to change the Domicile of the Company.

     2.3(b)    Acquisition Agreement and Plan of Merger regarding Merger of AFRC
               Wyoming with and into AFRC Nevada (the "Company") to change the Domicile of the Company.

     3.1 Articles of Incorporation of American Fire Retardant Corp. filed on January 20, 1998.

     3.2       Restated By-laws of American Fire Retardant Corp.

     3.3       Qualification  of American  Fire  Retardant  Corp.,  as a Foreign
               Corporation in the State of Florida.

     3.4       Qualification  of American  Fire  Retardant  Corp.,  as a Foreign
               Corporation in the State of Louisiana.

     3.5       Statement and  Designation of American Fire Retardant  Corp.,  as
               Foreign Corporation in California.

     3.6       Qualification  of American  Fire  Retardant  Corp.,  as a Foreign
               Corporation in the State of Colorado.

     3.7       Qualification  of American  Fire  Retardant  Corp.,  as a Foreign
               Corporation in the State of Mississippi.

     10.1(a)   Letter of Intent  Between  American  Fire  Retardant  Corp.,  and
               Fabritek Industries, LLC.

     10.1(b)   Amendment to Letter of Intent  Between  American  Fire  Retardant
               Corp.,  and Fabritek Industries, LLC.

     10.2      Royalty  Agreement  between  American Fire Retardant  Corp.,  and
               Norman O. Houser.

     10.3      Sale,  Assignment and Assumption  Agreement between American Fire
               Retardant Corp. and Patrick L. Brinkman with regard to the purchase of manufacturing rights to De-Fyre X-238.

                                    Page 74

     10.4(a)   Merchant Service  Agreement between American Fire Retardant Corp.
               and St. Martin Bank.

     10.4(b)   St. Martin Bank $100,090 Promissory Note Dated March 11, 1997.

     10.4(c)   Edward E. Friloux  Commercial  Guaranty  to St.  Martin  Bank re:
               $100,090 Promissory Note.

     10.4(d)   Stephen F.  Owens  Commercial  Guaranty  to St.  Martin  Bank re:
               $100,090 Promissory Note.

     10.4(e)   Angela  M.  Raidl  Commercial  Guaranty  to St.  Martin  Bank re:
               $100,090 Promissory Note.

     10.4(f)   St. Martin Bank $250,000 Promissory Note Dated May 21, 1998.

     10.4(g)   St. Martin Bank Business Loan Agreement Dated August 18, 1998.

     10.4(h)   St.  Martin Bank  $172,725.73  Promissory  Note Dated  August 18,
               1998.

     10.4(i)   Edward E. Friloux  Commercial  Guaranty  to St.  Martin  Bank re:
               $172,725.73 Promissory Note.

     10.4(j)   Stephen F.  Owens  Commercial  Guaranty  to St.  Martin  Bank re:
               $172,725.73 Promissory Note.

     10.4(k)   Angela  M.  Raidl  Commercial  Guaranty  to St.  Martin  Bank re:
               $172,725.73 Promissory Note.

     10.4(l)   St.  Martin Bank  Commercial  Pledge  Agreement  re:  $172,725.72
               Promissory Note.

     10.4(m)   St.   Martin  Bank  Pledge  of   Collateral   Mortgage  Note  re:
               $172,725.72 Promissory Note.

     10.4(n)   St. Martin Bank  Agreement to Provide  Insurance re:  $172,725.72
               Promissory Note.

     10.4(o)   St. Martin Bank - Collateral Mortgage re: $172,725.72  Promissory
               Note.

     10.4(p)   St. Martin Bank - $54,059.29  Promissory  Note Dated  February 4,
               1999.

     10.5(a)   Private  Capital,  Inc. - Purchase and Security  Agreement  Dated
               April 17, 1997.

     10.5(b)   Private  Capital,  Inc. - Angela M. Raidl  Continuing  Guaranty &
               Waiver.

     10.5(c)   Private  Capital,  Inc. - Stephen F. Owens and Edward E.  Friloux
               Continuing Guaranty & Waiver.

     10.6(a)   Bank of Erath $15,030 Promissory Note Dated June 16, 1997.

     10.6(b)   Bank of Erath 0 LOan Extension Agreement Dated October 20, 1998.

     10.7      American Fire Retardant Corp. - El Cajon,  California  Industrial
               Lease

     10.8(a)   Whitney Bank - $74,400 Secured Promissory Note Dated

     10.8(b)   Whitney  Bank  -  Collateral  Mortgage,  Security  Agreement  and
               Assignment of Leases and Rents

     10.9      American  Fire  Retardant  Corp. - Standard  Lease for  Louisiana
               Corporate Apartment

     10.10     Oil, Gas & Mineral Lease with Penwell Energy Inc.

     10.11(a)  Whitney National Bank - $42,888.46 Promissory Note

     10.11(b)  Whitney National Bank - Security Agreement

     10.12     Presidio Capital Consulting Agreement

     10.13     Warren Guidry Letter Promissory Note

                                    Page 75

     10.14(a)  Agreement with Richard Rosenberg

     10.14(b)  Amendment to Agreement with Richard Rosenberg

     10.14(c)  Richard Rosenberg - $43,134.39 Promissory Note

     21        Subsidiaries of the Registrant

     27        Financial Data Schedule

     * Summaries of all exhibits contained within this registration statement are modified in their entirety by reference to these exhibits.

                                   SIGNATURES
                                   ----------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMERICAN FIRE RETARDANT CORP.
                                        A Nevada Corporation


Date: November 12, 1999                 /S/ Stephen F. Owens
                                        ---------------------------------------
                                        By:  Stephen F. Owens
                                        Its: President and Director


Date: November 12, 1999                 /S/ Angela M. Raidl
                                        ---------------------------------------
                                        By:  Angela M. Raidl
                                        Its: Vice President, Chief Financial
                                             Officer, Secretary and Director

                                     Page 77